SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended December 31, 2004 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended December 31, 2004, included on pages 2 to 44 and 45 to 55, respectively, of the BCE Inc. 2004 Fourth Quarter Shareholder Report filed with this Form 6-K are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the fourth quarter of 2004 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (2003 MD&A).

You will find more information about BCE, including BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (2003 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, strive, target and will.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, financial condition and cash flows for the three months (Q4) and twelve months ended December 31, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs.

     It is important to know that:

  forward-looking statements in this MD&A describe our expectations on February 1, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in this MD&A including, in particular, in Risks That Could Affect Our Business.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

2    2004 Quarterly Report     Bell Canada Enterprises

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial Results Analysis section of this MD&A. The tables below are reconciliations of EBITDA to operating income on a consolidated basis for BCE and Bell Canada.

BCE	Q4 2004	Q4 2003	FY 2004	FY 2003

EBITDA	1,831	1,847	7,564	7,410
Amortization expense	(803)	(775)	(3,108)	(3,100)
Net benefit plans cost	(67)	(46)	(256)	(175)
Restructuring and other items	(126)	(13)	(1,224)	(14)

Operating income	835	1,013	2,976	4,121

Bell Canada	Q4 2004	Q4 2003	FY 2004	FY 2003

EBITDA	1,679	1,731	7,111	7,001
Amortization expense	(763)	(742)	(2,962)	(2,970)
Net benefit plans cost	(62)	(46)	(235)	(181)
Restructuring and other items	(123)	(13)	(1,219)	(14)

Operating income	731	930	2,695	3,836

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.	FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and Capital Management.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.	About our Business

BCE is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada.
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).

3    2004 Quarterly Report     Bell Canada Enterprises

     The Other Bell Canada segment includes Bell Canada's wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) businesses, as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment.
     In Q2 2004, we took another step forward in simplifying our operations by selling our 64% interest in BCE Emergis Inc. (Emergis) by way of a secondary public offering. Effective May 2004, we started presenting the financial results of Emergis as discontinued operations. Emergis was presented previously in the Other BCE segment.
     In Q3 2004, we acquired full ownership of Bell West Inc. (Bell West) by completing the purchase of Manitoba Telecom Services Inc’s (MTS) 40% interest in Bell West.
     On November 19, 2004, we completed the acquisition of the Canadian operations of 360networks Corporation (360networks), as well as certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in central and eastern Canada to Call-Net Enterprises Inc. This acquisition gives us an extensive fiber network across major cities in Western Canada. Financial results for the retail portion of this acquisition will be included in the Business segment and the wholesale portion will be included in the Other Bell Canada segment.
     The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the BCE 2003 MD&A.

This section reviews the key measures we use to assess our performance and how our results in 2004 compare to our results in 2003.	The Year in Review

The results for 2004 demonstrate steady progress on our strategic objectives. We set a solid foundation for future growth, simplification of our customers’ experience and the transformation of our cost structure.
     In the Consumer segment, we achieved solid revenue and operating income growth, while maintaining strong levels of customer acquisitions and loyalty. Bundle subscriptions significantly exceeded our expectations for the year.
     In the Business segment, we grew our base of IP-based services and value-added solutions (VAS) within our SMB and Enterprise markets and expanded our presence in Western Canada. Overall, Business revenues grew modestly, despite increased competitive pressures, significant impacts from our exit from the low-margin cabling business, the completion of the Hydro-Québec outsourcing contract and lower revenues from Bell West’s contract with the Government of Alberta (GOA) for the construction of the SuperNet. The improved momentum in our IP-connectivity and VAS business, combined with strong cost containment, led to operating income growth.
     In the Other Bell Canada segment, market challenges persisted throughout the year for our wholesale business. While full year revenues declined, this was in part due to our decision in the fourth quarter of 2003 to exit certain low-margin contracts and promotional offers for international switched minutes. In the last three quarters of the year, the rate of decline stabilized.
     In the Other BCE segment, Bell Globemedia delivered strong revenue and operating performance compared to last year, largely driven by higher television advertising revenue. Higher advertising revenue resulted from CTV Inc. (CTV)’s programming line-up which included the majority of the top 20 programs

4    2004 Quarterly Report     Bell Canada Enterprises

in each season. The improvement in revenue, combined with cost savings, contributed to significantly higher operating performance compared to 2003. Telesat’s revenues improved in 2004 as an increase in telecommunications revenue more than offset declines in consulting fees. CGI’s revenues also increased due to its acquisition of American Management Systems Incorporated (AMS) in May 2004.

CUSTOMER CONNECTIONS
  Wireless – Our total cellular and PCS subscriber base grew by 513,000 in 2004, or 11.6%, to 4,925,000 reflecting a similar level of net additions as 2003. We also improved blended and postpaid churn by 0.1 and 0.2 percentage points, respectively, over 2003.
  High-Speed Internet – Our DSL high-speed Internet business added 350,000 customers in 2004, increasing our DSL customer base by 24% to 1,808,000. The additions achieved in 2004 were slightly lower than the 358,000 subscribers acquired in 2003. We also more than doubled our subscriptions to Sympatico value-added solutions over Q4 2003, to reach an end of period count of 624,000.
  Video – We gained momentum in our video business in 2004, ending the year with over 1.5 million subscribers, growing by 8.4% over 2003. During the year, we had 116,000 net activations, an increase of 40% over 2003. Bell ExpressVu achieved its target in the deployment of VDSL to multiple-dwelling units (MDUs), signing 335 buildings by year end.
  Network Access Services (NAS) – Our NAS levels declined by 146,000, or 1.1%, a similar rate of decline as in the prior year.

OPERATING REVENUES

Revenues of $19,193 million for the year increased 2.4% over last year, a rate of growth which exceeded our 2003 performance. Bell Canada contributed most of the increase despite the trailing effects of the implementation of a new wireless billing system and a prolonged labour disruption at Aliant. Bell Canada’s revenue growth reflects improved performance in the Consumer segment stemming from stronger wireless, Internet access and video services, along with higher IP-connectivity and VAS revenues in the Business segment. Revenue growth was enhanced further by higher revenues at CGI, resulting from the AMS acquisition, and at Bell Globemedia, resulting from higher television advertising revenues due to strong ratings performance.

OPERATING INCOME AND EBITDA

Operating income for the year of $2,976 million was $1,145 million lower than last year, mainly as a result of restructuring and other items of $1,224 million during 2004. The cost of the employee departure programs announced at Bell Canada in June of this year, encompassing a total of 5,052 employees, and at Aliant, announced in the fourth quarter this year encompassing a total of 693 employees, amounted to $1,063 million. In addition, the labour disruption at Aliant had an estimated negative impact of $68 million on operating income. Operating income before restructuring and other items for the year of $4,200 million was $65 million higher than last year despite the estimated negative impact of $68 million of the Aliant labour disruption. This increase reflects the EBITDA growth, partially offset by higher net benefit plans cost.
     EBITDA grew to $7,564 million this year, or 2.1% higher compared to 2003 EBITDA (3.0% excluding the estimated negative impact of $71 million from the Aliant labour disruption). EBITDA growth at Bell Canada was driven by continued improvement in wireless, Internet access and video services growth engines. Wireless EBITDA grew significantly, driving a 5.2 percentage point margin improvement despite adverse impacts of the implementation of a new billing system.
     Margin erosion in our legacy services was offset by a continued focus on productivity as well as EBITDA contributions from IP-connectivity, VAS and Virtual Chief Information Officer (VCIO) revenue gains in our Business segment.

5    2004 Quarterly Report     Bell Canada Enterprises

     The Other BCE units also contributed to the overall EBITDA growth. Bell Globemedia’s EBITDA improvement reflects a higher level of television advertising revenue and benefits from cost savings. CGI reflects the benefit of the AMS acquisition.
     Our EBITDA margin for the year was 39.4%, down 0.1 percentage points from 2003, reflecting a lower EBITDA margin at CGI and higher corporate expenses, which more than offset margin improvement at Bell Canada. Bell Canada’s EBITDA margin of 42.4% reflected a 0.3 percentage point improvement over last year. We achieved this by better managing acquisition costs per gross activation, particularly in the wireless business, and by placing a greater emphasis on more profitable contracts within the Enterprise and wholesale markets. The negative impact of the Aliant employee strike and the cost of the billing system migration partly offset the improvement at Bell Canada.

ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.	NET EARNINGS / EARNINGS PER SHARE

Net earnings applicable to common shares for 2004 were $1,523 million, or $1.65 per common share. This compared to net earnings of $1,744 million, or $1.90 per common share in 2003. ROE was 12.5% in 2004, compared to 15.1% last year. Included in 2004 net earnings were net losses of $349 million, or $0.37 per common share, consisting primarily of:

  restructuring and other items of $772 million after tax or $0.83 per share, mainly relating to the employee departure programs announced at Bell Canada ($647 million) and Aliant ($24 million)

     partly offset by:

  net gains of $423 million from the sales of our 15.96% investment in MTS and our remaining interest in YPG General Partner Inc., the sale of our interest in Emergis and a $69 million extraordinary gain on the purchase of 360networks reflecting the excess of the fair value of the net assets acquired over the purchase price.

     This compared to net losses of $5 million included in 2003 net earnings due to the loss on sale of Emergis’ U.S. Health operations, which was partly offset by a gain on sale of an interest in YPG General Partner Inc.
     Excluding the impact of these items, net earnings grew 7.0% to $1,872 million, or $2.02 per share in 2004, an increase of $123 million, or $0.12 per share, yielding an ROE of 15.2%, which is similar to last year. This increase reflected the improvement in operating income and lower interest expense.

CAPITAL EXPENDITURES

For the full year, capital expenditures of $3,364 million were $197 million, or 6.2% higher than 2003. Capital spending as a percentage of revenues this year was 17.5%, compared to 16.9% last year. Capital intensity at Bell Canada also increased from 17.4% to 18.0% . Bell Canada capital spending in 2004 reflected a mix of higher investment in the growth areas of the business and reduced expenditures in legacy areas. Our key strategic investments this year included the migration to one national IP-Multi-Protocol Label System (MPLS) network, our VDSL deployment strategy, our DSL footprint expansion facilitated through the deployment of new high-density remotes, and productivity enhancement initiatives. Higher spending related to satellite builds at Telesat also contributed to the increase.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for 2004 totalled $5,519 million, down $449 million compared to last year. The decline resulted mainly from cash tax refunds of $440 million received in 2003 that did not recur this year, higher cash payments related to the employee departure programs and higher working capital requirements, partly offset by the receipt of $75 million from the settlement of lawsuits against MTS and Allstream Inc.

6    2004 Quarterly Report     Bell Canada Enterprises

     We generated free cash flow for the year totalling $898 million or $1,092 million before restructuring and other items. Compared to 2003, free cash flow was down $691 million, mainly reflecting the $449 million decline in cash from operating activities and higher capital expenditures of $197 million.
     Our net debt to total capitalization ratio improved to 42.8% at December 31, 2004, from 44.0% at the end of last year. The improvement reflects a reduction in net debt of $610 million, which was driven by $898 million of free cash flow, cash proceeds of approximately $1 billion on our sales of MTS, YPG General Partner Inc. and Emergis, less $1.3 billion of business acquisitions including Bell West and 360networks. This was complemented by an increase in shareholders’ equity, which reflects the excess of net earnings over dividends of approximately $400 million.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 In December 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world. At that time, we identified two key objectives and during 2004, we made significant progress on each of those objectives.

     The first of these objectives is to have 100% of our core traffic moved to a pervasive national IP MPLS network by the end of 2006.

  At the end of 2004, 61% of the traffic on our core network was IP based
  During 2004, we began the process of discontinuing several legacy data services by announcing that we would stop selling these services to customers who do not use them currently. This list of legacy services now includes Frame Relay, ATM, Megastream, Bell Electronic Business Network services, some business long distance services from the VNet portfolio and some packet services from the Datapac portfolio.

     Our second objective is for 90% of customers to have access to a full suite of IP services by the end of 2006.

  At the end of 2004, our DSL footprint in Ontario and Québec reached 83% of homes and business lines passed compared to 80% at the end of 2003. This increase was in part due to the deployment of new high-density remotes which began in April of 2004. By year end, we had deployed 376  of these remotes.
  Throughout 2004, we enhanced our suite of IP services by:
    Upgrading our Sympatico DSL services by increasing our High Speed Edition to 3 Mbps from 1.5 Mbps and our Ultra service from 3 Mbps to 4 Mbps
    Launching our Global IP suite of network services, including the Global IP VPN service
    Launching our Managed IP Telephony service for Enterprise customers
    Launching ProConnect for small and medium businesses (SMBs)
    By year end, Bell Canada had sold over 145,000 IP enabled lines on customer premises equipment (CPE).

Simplicity and Service
 During 2004, we continued to make progress in simplifying the customer experience and in delivering simple and innovative services to our customers.
     In our Consumer segment, we gained 118,000 subscriptions to The Bell Bundle (a combination of wireless, Internet and video services in one offer) in the fourth quarter bringing our total sales since our launch in September of last year to 431,000. Over the year, 48% of new Bundle activations, 49% of Q4 activations and 51% of December activations included the sale of at least one new service. Our $5 Long Distance bundle introduced in June was also extremely successful with approximately 229,000 customers by year-end.

7    2004 Quarterly Report     Bell Canada Enterprises

     During the year, Bell ExpressVu announced a major overhaul of its service to stimulate growth and invigorate the business. This included program repackaging and All-in-One pricing principles. Bell ExpressVu also initiated service on Nimiq 3, a high powered direct broadcast satellite to boost capacity and to enhance signal quality. Bell ExpressVu made solid progress in the deployment of VDSL to MDUs. By the end of the year, we had signed access agreements with 335 buildings.
     On December 15, 2004, we announced the launch of a five year, $1.2 billion program to extend the reach and speed of our broadband network to some 4.3 million households, or approximately 85% of urban households in the Québec City to Windsor corridor, by 2008. This will give us the capability to deliver terrestrial video service to these households. Earlier in Q4, we received CRTC approval for our broadcast licence application to deliver video services terrestrially to single family units (SFUs).
      In wireless, Bell Mobility completed the migration of all customer accounts to a new billing platform that will enable the consolidation of all services into our single bill. Delays in billing during this migration prompted many enquiries to call centres from customers in the third and the fourth quarters. Despite the employment of over 600 additional call centre representatives, the high volume of calls meant customers experienced service disruptions in these quarters. Call centre volume has been reducing during the quarter, although average handling time per call still remains higher than normal. In addition, we announced a joint venture with the Virgin Group which will offer wireless services to the key youth market under the dynamic Virgin brand.
     Bell Mobility maintained its leadership in innovation in 2004 with its launch of leading-edge wireless location-based services and phone-to-phone video messaging service. We announced that we will trial technology that will seamlessly integrate services across Bell Mobility’s wireless network with Bell Sympatico’s DSL wireless home network. We are also trialing Canada’s first Evolution, Data Optimized (EVDO) network, providing wireless broadband speeds up to six times faster than data speeds available today.
     Our Sympatico unit enhanced the customer experience this year with:

  The launch of Sympatico.MSN.ca, a single portal combining the best features and Internet tools of MSN Canada Co. with the broadband content and innovative services of Sympatico.ca
  The introduction of MSN Premium
  The launch of Sympatico Home Networking (an integrated wireless high-speed modem and router solution)

     We also made significant advancements in improving the customer experience in our corporate stores. A 30% reduction in activation time helped generate an increase of 15% in average revenue per store.
     As part of our strategy to become the technology advisor of choice to SMB customers, we:

  Launched Productivity Pak (a self-serve bundle of tools that enable SMB customers to more easily access and share information) and ProConnect (a fully managed service enabling the sharing of information easily, securely and affordably across the most extensive private IP-based network in Canada)
  Acquired IT solutions provider Charon Systems Inc. (Charon) and, on January 27, 2005, an 86% interest in IT solutions provider Nexxlink Technologies Inc. (Nexxlink)
  Announced an initiative with Microsoft Canada Co. on December 14, 2004, whereby Bell Canada will combine telecommunications services and Microsoft software-based solutions to bring SMB customers reliable, secure, productivity enhancing services at affordable prices.

     For Enterprise customers, we launched our Managed IP Telephony service. We also enhanced our portfolio of value-added services through the acquisitions of:

  Infostream Technologies Inc. (Infostream), a systems and storage technology firm, to address customer needs for secure and reliable information storage and redundant back-up capabilities
  Approximately 76% of Elix Inc. (Elix), a provider of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems
  The security business of Emergis

8    2004 Quarterly Report     Bell Canada Enterprises

     Telesat’s Anik F2 satellite began commercial operation in October and became the world’s first satellite to commercialize the Ka frequency band. This frequency band delivers two-way broadband services enabling high-speed satellite services to consumers and businesses in Canada and the U.S.

New labour agreements
 During the year, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the Communications, Energy and Paperworkers Union of Canada (CEP). This agreement will expire in November 2007.
     Aliant reached an agreement with approximately 4,300 unionized employees represented by the Council of Atlantic Telecommunications Unions (CATU), ending a lengthy labour disruption. This agreement will expire in December 2007.

Rewarding Shareholders
 On December 15, 2004, having achieved, by the end of 2004, strong sustainable free cash flow generation, a solid capital structure and traction on our strategic initiatives, we announced a 10% or $0.12 per share increase in our annual dividend on BCE Inc. common shares.

This section reviews the key measures we use to assess our performance and how our results in Q4 2004 compare to our results in Q4 2003.

The Quarter at a Glance

We delivered Q4 revenue growth of 3.5% at BCE and 1.3% at Bell Canada, an improvement in our rate of growth for the fourth consecutive quarter. Consolidated operating income at BCE this quarter was down 17.6% driven by restructuring and other items mainly related to Aliant’s employee departure program, costs associated with the new wireless billing platform, the residual impact of the Aliant labour disruption, higher costs of acquisition in our Consumer segment and cost pressures in the Business and Wholesale segments.
     In our Consumer business, in the fourth quarter, due to the holiday season, customer acquisitions are typically higher. This quarter, customer acquisitions and bundle sales increased compared to last year and grew our Consumer revenues by 2.3% . Operating income was down 1.5%, impacted by higher costs of acquisition driven by increased customer wins particularly in wireless services. Working through the remaining effects of our wireless billing conversion had a negative impact on both Consumer revenues and operating expenses.
     In our Business segment, while competitive pricing pressures persisted, we continued to grow within the SMB market and to increase our IP-based connectivity and VAS within the Enterprise market.
     Bell Globemedia continued to demonstrate strong financial performance, driven by advertising revenues that reflected strong television ratings as CTV Television held 16 of the top 20 regularly scheduled programs during the fall season.

CUSTOMER CONNECTIONS
  Wireless – We grew our wireless subscriber base by 217,000 customers this quarter, outpacing Q4 2003 net activations by 14.8%. Blended churn of 1.4% and postpaid churn of 1.2% for the fourth quarter were stable year over year.
  High-Speed Internet – Our DSL high-speed Internet business added 91,000 customers this quarter. Subscriptions to Sympatico’s value-added solutions more than doubled compared to Q4 2003, to reach an end of year count of 624,000.
  Video – Net additions of 43,000 in our video business were 23% higher than the net additions achieved in Q4 last year.
  Network Access Services (NAS) – Our NAS in service declined by 57,000 this quarter and by 1.1% compared to Q4 2003, a similar rate of decline to previous quarters.

9    2004 Quarterly Report     Bell Canada Enterprises

OPERATING REVENUES

We achieved revenues of $4,989 million this quarter, reflecting a year-over-year increase of 3.5% and a fourth consecutive quarter of improved growth rates. This growth reflected higher revenue performance at Bell Canada driven primarily by increases in wireless, Internet and video services and revenues stemming from the acquisition in November of 360networks included in our Wholesale unit. These increases were partly offset by the negative impact of the Aliant strike. Higher revenues at CGI resulting from the AMS acquisition and stronger advertising revenues at Bell Globemedia also contributed to the overall revenue growth.

OPERATING INCOME AND EBITDA

Operating income for the quarter was $835 million, down $178 million compared to the same period last year. This decrease resulted from the recognition of restructuring and other items in the amount of $126 million in the quarter related to Aliant’s employee departure program and costs related to the relocation of employees and the closure of excess real estate facilities at Bell Canada. Operating income before restructuring and other items for the quarter was $961 million, down $65 million compared to the same period last year reflecting the impacts of:

  new wireless billing system implementation costs, particularly call centre costs residual effects of the Aliant strike
  higher cost of acquisition expense from higher wireless gross activations completion of the Hydro-Québec contract and other cost pressures in Enterprise.

     This quarter’s results also reflect a higher net benefit plans cost compared to last year and accelerated depreciation expense related to our wireless legacy prepaid platform replacement.
     Our EBITDA for the fourth quarter of 2004 totalled $1,831 million, down slightly from $1,847 million in the fourth quarter of last year.
     This decrease was partially offset by growth in the other BCE units, principally Bell Globemedia from high television advertising revenues and cost savings.
     Our EBITDA margin declined to 36.7%, which was 1.6 percentage points lower than Q4 2003.

NET EARNINGS / EARNINGS PER SHARE

Net earnings applicable to common shares for Q4 2004 were $417 million, or $0.45 per common share. This compared to net earnings of $386 million, or $0.41 per common share, in the fourth quarter last year. Included in this quarter’s net earnings were a $69 million extraordinary gain on the purchase of the Canadian operations of 360networks which was offset by costs of $69 million mainly for the employee departure program at Aliant and other restructuring and other items. This compared to net losses of $19 million in Q4 2003. In 2003, the loss on the sale of Emergis’ U.S. Health operations was partly offset by the gain on the sale of an interest in YPG General Partner Inc.
     Excluding the impact of these items, net earnings were $417 million, or $0.45 per common share for the quarter, up $0.03 per common share representing an increase of 7.1% over Q4 2003. The increase stemmed mainly from lower interest expense and a $0.04 charge in Q4 last year relating to an increase in our net future income tax liability when the Ontario government increased corporate income tax rates.

10    2004 Quarterly Report     Bell Canada Enterprises

CAPITAL EXPENDITURES

Capital expenditures totalled $1,046 million in the fourth quarter. As a percentage of revenues, capital expenditures declined to 21.0% from 22.4% in Q4 of last year. The decline related to reduced spending on our new wireless billing platform. Expenditures were incurred in Q4 2003 in preparation for the May 2004 wireless billing conversion and spending on this project is now largely complete. In Q4, we continued to invest in rolling out our DSL footprint and VDSL strategies.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q4 2004 totalled $1,307 million, down $291 million compared to the same period last year, reflecting, in part, higher cash payments related to employee departure programs and changes in working capital. We resolved many invoicing delays associated with the new billing platform in the quarter, bringing our accounts receivable balances to more normal levels at year end.
      Negative free cash flow of $95 million this quarter compared to positive free cash flow of $184 million in Q4 2003 due to lower cash from operating activities, partly offset by lower capital expenditures.

11    2004 Quarterly Report     Bell Canada Enterprises

This section provides detailed information and analysis about our performance in Q4 2004 compared to Q4 2003. It focuses on our consolidated operating results and provides financial information for each of our reportable operating segments.

Financial Results Analysis OPERATING REVENUES

	Q4 2004	Q4 2003	% change	FY 2004	FY 2003	% change

Consumer	1,911	1,868	2.3%	7,502	7,203	4.2%
Business	1,535	1,516	1.3%	5,851	5,827	0.4%
Aliant	506	527	(4.0%)	2,033	2,059	(1.3%)
Other Bell Canada	511	468	9.2%	1,939	2,015	(3.8%)
Inter-segment eliminations	(160)	(133)	(20.3%)	(538)	(490)	(9.8%)

Bell Canada	4,303	4,246	1.3%	16,787	16,614	1.0%
Other BCE	800	697	14.8%	2,861	2,597	10.2%
Inter-segment eliminations	(114)	(125)	8.8%	(455)	(474)	4.0%

Total operating revenues	4,989	4,818	3.5%	19,193	18,737	2.4%

BY SEGMENT

Consumer
 Consumer revenues in the fourth quarter grew by 2.3% to $1,911 million and 4.2% to $7,502 million on a full-year basis reflecting continued strength in our wireless, Internet access and video businesses driven by strong gains in the subscribers for these services. Growth in these revenue streams more than offset steady rates of decline in long distance and local and access revenues.

Wireless
 Consumer wireless revenues for Q4 2004 and on a full-year basis grew by 15.9% and 15.2%, respectively, compared to the same periods in 2003. These increases were achieved through strong subscriber growth, particularly as a result of the sales programs initiated during the first 4 months of the year. Although revenue performance was solid, we believe that our call centre’s focus on handling billing inquiries following the implementation of our new billing platform somewhat diminished our ability to sell more services to our customers and delayed the implementation of planned price increases.

Video
 Video revenues for the fourth quarter 2004 grew to $219 million and to $850 million for the full year, reflecting increases of 9.5% and 12.0%, respectively, compared to the same periods last year driven by year over year growth in our subscriber base and average revenue per unit (ARPU). Our total video customer base reached 1,503,000, up 8.4% compared to 1,387,000 customers at the end of 2003.
     Growth in video was driven by net activations of 43,000 in the fourth quarter and 116,000 for the full year, which were significantly higher than the 35,000 and 83,000 achieved for the same periods in 2003. The growth in net activations was stimulated by the continued success of the Bell Bundle, as well as initiatives focussed on churn containment which resulted in the lowest churn level since 2001. One of the initiatives is Bell ExpressVu’s move to provide services to new DTH customers strictly on a contract basis. As of August 1, 2004, all new DTH customers must opt for a one or two-year contract.
     ARPU per month of $49 for video services increased $1 for the quarter and $3 for the full year compared to the same periods last year. The increase in ARPU for the quarter was mainly driven by the elimination of promotional programming discounts in Q3 2004, more customers paying for a second receiver, and higher pay per view revenues. The increase in ARPU for the year was also positively impacted by the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003 and the introduction of the $2.99 system access charge for all customers effective April 28, 2003.

12    2004 Quarterly Report     Bell Canada Enterprises

     Our focus on customer retention resulted in a reduction in churn for both the quarter and full year when compared to the same periods last year. Churn for the quarter was 0.8% reflecting a 0.2 percentage point improvement when compared to Q4 2003. Churn for the full year was 1.0% reflecting a 0.1 percentage point improvement compared to full year 2003.

Data
 Consumer data revenues grew 20% for the quarter and 21% on a full-year basis. This was driven by growth of 22% in our High-Speed Internet subscriber base and a 49% increase in revenues from our Sympatico.MSN.ca web portal.
     Consumer DSL net additions this quarter were up slightly over last year despite increased competitive activity. Bell Sympatico value-added services such as MSN Premium, Security Services and Home Networking added 171,000 subscriptions this quarter and 337,000 on a full-year basis. Our MSN Premium subscriptions this quarter have increased 118% over Q3 2004.

Wireline
 Local and access revenues declined slightly for the quarter and on a full-year basis compared to the same periods last year. Lower NAS revenues and related SmartTouch feature revenues partly offset higher revenues from wireline insurance and maintenance plans.
     Long distance revenues in Q4 2004 and on a full-year basis were down compared to the same periods in 2003 primarily as a result of volume declines in domestic, overseas and US minutes reflecting competition from non-traditional long distance providers, partially offset by strong sales of pre paid cards. Fourth quarter 2004 wireline revenues also decreased relative to Q4 2003 due to the pricing impact of the $5 Long Distance Bundle which had an increased take rate during the quarter.
     The reduction in higher priced overseas minutes and the impact of the $5 Long Distance Bundle also led to a lower average wireline revenue per minute in Q4 2004 and on a full-year basis.

Business
 Business segment revenues were $1,535 million this quarter and $5,851 million for the year, or 1.3% and 0.4% higher, respectively, compared to the same periods in 2003. In each case, increases in wireless revenues driven by subscriber growth and terminal sales and other revenues were offset by declines in long distance, data and local and access revenues.
     On November 19, 2004, we completed the acquisition of the Canadian operations of 360networks. The Business segment includes the financial results for the retail portion of this acquisition from that date.

Enterprise
 Revenues from enterprise customers decreased this quarter as declines in long distance and data revenues more than offset increases in wireless and terminal sales and other revenues. On a full-year basis, the revenue decline also reflected lower local and access services. Data revenues declined reflecting the completion of the Hydro-Québec outsourcing contract.
     Despite the overall decline in data revenue from enterprise customers, our IP-based connectivity and VAS revenues continued to grow significantly. IP-based connectivity and VAS service revenues grew from 22% of enterprise data revenues in 2003 to 43% in 2004. By year-end, over 65% of our Enterprise customers utilized some element of our VAS portfolio.
     On December 10, 2004, we announced the signing of a seven-year, $140 million, exclusive out-sourcing agreement with Manulife Financial for the provisioning and management of its IP-based voice and data services. The outsourcing arrangement will lever our VAS capabilities by using BCE Connexim, Bell Canada’s outsourcing and professional services unit, providing an end-to-end solution that reduces and simplifies Manulife Financial’s transition to IP. Our outsourcing capabilities play a key role in our strategy of securing the connectivity business of our enterprise customers and preventing possible disinter-mediation by systems integrators.

13    2004 Quarterly Report     Bell Canada Enterprises

     Other significant contract wins this quarter included a three-year, $66 million contract with Fédération des Caisses Desjardins du Québec for a point-of-sale solution across Canada to perform debit transactions, a five-year, $28 million contract with Ministère du développement économique et régional du Québec for its portal, and a five-year, $5.8 million contract with La Senza Inc. which will be our first customer to deploy a full IP VPN network to its 300 sites.

SMB
 Revenues from SMB customers increased this quarter and for the year as increases in data, wireless and terminal sales and other revenues more than offset revenue declines in long distance and local and access. Recent business acquisitions, such as Accutel Conferencing Systems Inc. (Accutel) and Charon, contributed to revenue growth, as did our continued growth in DSL high-speed Internet access services and value-added solutions services. Subscriptions to VAS increased by 18,000 this quarter and we closed the year at 83,000. Long distance revenues declined due to competitive pricing pressures and lower usage in our payphone business. Local and access revenues were also lower in our payphone business.

Bell West
 Bell West continued to grow its customer base leading to increases in local and access and long distance revenues both this quarter and on a full-year basis. In 2001, we were awarded a contract by the GOA to build a next generation network (SuperNet) to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. Data revenues increased this quarter reflecting higher GOA construction revenue compared to Q4 of 2003. On a year over year basis, data revenues declined as a result of lower GOA construction revenue in the amount of approximately $43 million as this contract nears completion.

Aliant
 Aliant segment revenues of $506 million for the quarter and $2,033 million for the year declined 4.0% and 1.3%, respectively, compared to the same periods last year. The labour disruption that commenced on April 23, 2004 and concluded on September 20, 2004 negatively impacted revenues for the quarter by an estimated $14 million bringing the total estimated revenue impact for the year to about $40 million. The strike resulted in fewer new installations and wireless and Internet activations, slower product sales, lower data growth and the offering of promotional long distance rates. Strong wireless and Internet services growth for the quarter and on a year-to-date basis was more than offset by declines in other areas due to the on going impact of regulatory restriction and competition.
     Aliant’s wireless revenue grew 13.5% in the quarter and 15.4% on a year-to-date basis over the same periods last year. The growth was driven by a year-over-year increase of 9.6% in Aliant’s wireless customer base, including a 26% increase in digital customers, reflecting a positive response to the extensive dealer-supported network, attractive pricing offers and the expansion of digital cellular service into new areas. In addition, ARPU was up $3 on a year-to-date basis compared to last year, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
      Intense long distance competition, the difficulty in maintaining win-back efforts during the labour disruption and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines for the quarter and the year. Consumer minute volumes were down due to customer losses to competition and the capping of minutes on certain long-distance plans in late 2003. Business long distance pricing declines continued to reflect the impact of competitive pressures, as did long distance volume declines, in addition to a reduction of contact centre activity.

14    2004 Quarterly Report     Bell Canada Enterprises

     Data revenues for the quarter and on a full year basis declined slightly as higher Internet revenues were more than offset by other data revenue declines from the scaleback of marketing and sales efforts during the labour disruption and the continued rationalization of circuit networks by customers. The continued increase in Internet revenues stemmed from increased popularity of enhanced services and year-over-year subscriber growth of 6%, reflecting 21% growth in Aliant’s high-speed Internet customer base. The higher subscriber base reflected the expansion of high-speed Internet service into new areas, attractive introductory offers, an emphasis on bundling with other products and services as well as dealer and on-line sales channels initiatives.
     Terminal sales and other revenues declined for the quarter and for the year as a result of slower product sales during the labour disruption and the divestiture of non-core operations in the second and third quarters, which resulted in a reduction in IT service revenue.

Other Bell Canada
 Other Bell Canada segment revenues for the quarter were $511 million, or 9.2% higher, compared to the same period last year. Higher revenues in our Wholesale unit resulting mainly from the acquisition of the Canadian operations of 360networks in the fourth quarter this year and increased long distance revenues due to higher switched minute volumes more than offset the impact of competitive pricing pressures.
     On a full year basis, revenues were $1,939 million, or 3.8% lower, compared to last year reflecting declines in the Wholesale unit stemming from lower long distance and data revenues resulting from price competition, and from customers migrating services to their own network facilities. Last year we also decided to exit certain contracts and promotional offers for international switched minutes that had low margins.

Other BCE

	Q4 2004	Q4 2003	% change	FY 2004	FY 2003	% change

Bell Globemedia	405	375	8.0%	1,420	1,363	4.2%
Telesat	102	99	3.0%	362	345	4.9%
CGI	274	208	31.7%	1,019	838	21.6%
Other	19	15	26.7%	60	51	17.6%

Other BCE revenues	800	697	14.8%	2,861	2,597	10.2%

Other BCE segment revenues were $800 million this quarter and $2,861 million for the year or 14.8% and 10.2% higher compared to the same periods in 2003. In each case, revenue growth was driven by CGI’s acquisition of AMS in May 2004, as well as higher revenues at Bell Globemedia and Telesat.
     Bell Globemedia’s revenue grew 8.0% to $405 million this quarter and by 4.2% to $1,420 million for the year. Television advertising grew by 8.1% this quarter and by 8.0% for the year reflecting the strength of CTV’s schedule, which included 16 of the top 20 shows this fall. The NHL lockout had a positive impact on advertising on CTV’s conventional television channels, as hockey sponsors sought alternate advertising opportunities which helped offset the loss of advertising on hockey broadcasts on our specialty channels TSN and RDS.
     Bell Globemedia’s subscriber revenue grew 11.6% this quarter and by 2.4% in 2004 compared to 2003 reflecting specialty channel subscription growth and subscription and newstand cover price increases at The Globe and Mail. Production and other revenue declined 4.3% this quarter and 13.8% for the year as a result of the sale of a 50% interest in Dome Productions Inc. in January 2004.

15    2004 Quarterly Report     Bell Canada Enterprises

Telesat had revenues of $102 million this quarter or 3.0% higher than the same period in 2003 as higher telecommunications revenues more than offset declines in consulting fees. On a full-year basis, Telesat had revenues of $362 million or 4.9% higher than 2003 as a result of higher telecommunications and Infosat revenues offsetting lower consulting fees. On October 1, 2004, Telesat’s Anik F2 satellite began commercial service and became the world’s first satellite to commercialize the Ka frequency band, enabling two-way, high-speed Internet access services to consumers and businesses in Canada and the U.S.
     Our share of CGI’s revenues was $274 million this quarter and $1,019 million on a full-year basis, or 32% and 22% higher respectively driven mainly as a result of CGI’s acquisition of AMS in May 2004.

BY BELL CANADA CONSOLIDATED PRODUCT LINES

	Q4 2004	Q4 2003	% change	FY 2004	FY 2003	% change

Local and access	1,397	1,401	(0.3%)	5,572	5,601	(0.5%)
Long distance	560	602	(7.0%)	2,327	2,544	(8.5%)
Wireless	742	658	12.8%	2,818	2,461	14.5%
Data	963	955	0.8%	3,640	3,717	(2.1%)
Video	219	200	9.5%	850	759	12.0%
Terminal sales and other	422	430	(1.9%)	1,580	1,532	3.1%

Total Bell Canada Consolidated	4,303	4,246	1.3%	16,787	16,614	1.0%

Local and access
 Local and access revenues of $1,397 million for the quarter and $5,572 million for the full year declined slightly by 0.3% and 0.5% compared to the respective periods last year mainly as a result of lower network access services (NAS) and lower SmartTouch feature revenues, partly offset by revenue gains from wireline insurance and maintenance plans.
     NAS in service declined by 146,000 or 1.1% over the fourth quarter of 2003 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses from competition, and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues were $560 million for the quarter and $2,327 million on a full-year basis, reflecting year-over-year decreases of 7.0% and 8.5%, respectively, compared to the same periods in 2003. These declines stemmed from lower long distance revenues in both our Consumer and Business markets. The Consumer segment reflected lower minute volumes and lower domestic rates, as well as the pricing impact of increased subscriptions to the $5 Long Distance Bundle. The Business segment was impacted by volume and price declines resulting from competitive pressures.
     Overall, minute volumes this quarter declined 2.7% to 4,559 million and 5.6% to 18,070 million on a full-year basis compared to the same periods last year. ARPM also decreased in the quarter to $0.109, reflecting a decrease of 10.7% impacted mainly from the acceleration of our bundle take-up rate. On a full-year basis, ARPM declined slightly by $0.007 compared to last year.

16    2004 Quarterly Report     Bell Canada Enterprises

Wireless
Wireless service revenues of $742 million for the quarter and $2,818 million on a full-year basis increased 12.8% and 14.5%, respectively, over the same periods last year. Revenue increases were driven by subscriber growth of 11.6%, as well as an ARPU increase of $1 per month for the full-year results. Revenue growth was impacted by our call centre’s focus on handling the high volume of billing inquiries after the migration to a new billing platform, diminishing our ability to sell more services to our customers and to implement planned price increases.
     Our total cellular and PCS subscriber base reached 4,925,000 at the end of the fourth quarter. Net additions of 217,000 for the fourth quarter were higher than the net additions of 189,000 in Q4 2003. For the year, net activations were 513,000, essentially unchanged over last year. Despite the transfer to the new billing platform and increased competitive pressures, we achieved solid subscriber growth through focussed marketing campaigns and strong churn management. As a result, blended churn of 1.4% and postpaid churn of 1.2% in Q4 2004 were unchanged compared to the same period last year. On a full-year basis, blended churn of 1.3% and postpaid churn of 1.1% improved by 0.1 and 0.2 percentage points, respectively, over 2003. Including paging subscribers, our total wireless customer base totalled 5,352,000.
     For the quarter, gross activations from post-paid rate plans decreased to 71% of the total gross activations due to a very successful Grab ’n Go prepaid offer. On a full-year basis, 75% of gross activations came from post-paid rate plans, compared with 80% for 2003. We ended the year with 76% of our total cellular and PCS subscriber base consisting of post-paid customers, unchanged from the end of Q4 2003.
     Total ARPU of $50 for the quarter was unchanged over Q4 2003, while post-paid ARPU was down $1 over the same period last year. Post-paid ARPU was impacted by issues surrounding the migration of customers to the new billing system including delayed price increases, billing adjustments and the cancelling of late payment fees. Prepaid ARPU of $13 for Q4 2004 was up $1 over last year due to increased revenues from higher usage. On a full-year basis, both blended ARPU of $49 and post-paid ARPU of $61 increased $1 over the same periods last year, driven by increased revenues from value-added services, such as Message Centre and Call Display, data and long distance services, as well as higher usage.
     To further strengthen our wireless data revenues, we announced plans to rollout the fastest and most advanced wireless data network in Canada through EVDO technology. This will allow users to download data on their mobile devices up to six times faster than the fastest wireless network currently available in Canada. With speeds of up to 2.4 Mbps, customers will be able to use data-rich content and run applications such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.

Data
 Data revenues of $963 million in Q4 2004 increased slightly by 0.8% compared to $955 million in the same period last year. The improvement was a result of growth in high-speed Internet services, revenues related to acquisitions and revenues from the GOA contract, which more than offset declines from the completion of the Hydro-Québec outsourcing contract and price competition. On a full-year basis, data revenues of $3,640 million in 2004 were 2.1% lower than 2003, as growth in high-speed Internet services and revenues related to acquisitions were more than offset by lower construction revenues related to the GOA contract, declines resulting from competitive pricing and volume pressures including wholesale customers migrating their traffic onto their own networks, the completion of the Hydro-Québec contract, and our exit from the low margin cabling business.

17    2004 Quarterly Report     Bell Canada Enterprises

     The number of high-speed Internet subscribers increased by 91,000 this quarter and by 350,000 on a full-year basis to reach a total subscriber count of 1,808,000. While net additions this quarter were slightly up compared to Q4 2003, on a full-year basis, net additions were slightly down, due to an increasingly competitive environment. Total dial-up customers amounted to 743,000 at the end of this year compared to 869,000 at the end of 2003.

Video
 See discussion under Consumer Segment

Terminal sales and other
 Terminal sales and other revenues were $422 million this quarter or 1.9% lower compared to the same period last year mainly as a result of lower revenues related to equipment sales, particularly wireless handsets, due to higher discounting during the holiday season, slower product sales at Aliant as a result of the labour disruption and Aliant’s divestiture of non-core assets in the second and third quarters resulting in lower Aliant IT service revenue. On a full-year basis terminal sales and other revenues were $1,580 million, up 3.1% compared to 2003 mainly as a result of higher equipment sales (wireless handsets, satellite dishes and receivers) and growth from the acquisitions made during the year, which more than offset declines from slower product sales at Aliant.

OPERATING INCOME

	Q4 2004	Q4 2003	% change	FY 2004	FY 2003	% change

Consumer	464	471	(1.5%)	2,119	2,019	5.0%
Business	183	199	(8.0%)	896	781	14.7%
Aliant	23	108	(78.7%)	268	415	(35.4%)
Other Bell Canada	61	152	(59.9%)	(588)	621	(194.7%)

Bell Canada Consolidated	731	930	(21.4%)	2,695	3,836	(29.7%)
Other BCE	104	83	25.3%	281	285	(1.4%)

Total operating income	835	1,013	(17.6%)	2,976	4,121	(27.8%)

CONSOLIDATED

Our operating income of $835 million for the fourth quarter and $2,976 million for the year reflected declines of $178 million and $1,145 million, respectively, compared to the same periods last year. These decreases resulted from the recognition of restructuring and other items of $126 million in the quarter and $1,224 million for the year mainly related to Bell Canada’s and Aliant’s employee departure programs and other charges consisting primarily of closure costs for excess facilities and asset write-downs.
     In June 2004, Bell Canada announced a two-phase voluntary employee departure program. Under this program, 5,052 employees or approximately 11% of Bell Canada’s workforce elected to receive a package. By year end, approximately 4,900 employees had left the company.
     During the fourth quarter, Aliant offered a voluntary early retirement program to eligible employees. The offer was accepted by 693 employees, or 8% of Aliant’s workforce. Of these employees, about 400 had left the company by January 1, 2005, with the remainder scheduled to leave through the early part of 2005.

18    2004 Quarterly Report     Bell Canada Enterprises

     Excluding the impact of the restructuring and other items, operating income of $961 million for the quarter was down $65 million compared to the same period last year. This decline resulted mainly from increases in operating expenses, amortization expense and a higher net benefit plans cost which more than offset the contribution from higher revenues. The higher operating expenses for the quarter were driven by higher costs of acquisition related to subscriber increases in wireless, higher salaries mainly from the 2.8% wage increase effective December 1, 2004 for CEP members, higher contact centre agent costs to support increased call handling times associated with our new wireless billing conversion, as well as the negative residual impact of Aliant’s labour disruption.
     On a full year basis, operating income excluding the impact of the restructuring and other items reached $4,200 million, reflecting an increase of $65 million stemming from operating income growth in our Consumer and Business segments as well as improvements in Bell Globemedia and Telesat in the Other BCE Segment, driven by the underlying growth in these sectors.
     Wireless costs of acquisition (COA) of $402 per gross activation in the quarter and $411 on a full-year basis improved by $43 and $15, respectively, over the same periods last year, driven primarily from more targeted and cost-effective advertising campaigns.
     COA for video services for the quarter of $537 per gross activation improved $44 compared to the same period last year as a result of lower set-top box pricing, partly offset by a higher number of customers taking second receivers as a result of our 2TV bundle and free installation promotion. For the year, video COA of $571 per gross activation was up $39 due to more customers taking a second receiver and aggressive retail pricing by competitors.
     Amortization expense of $803 million for the quarter increased $28 million primarily due to a higher capital asset base and accelerated full amortization of the wireless legacy prepaid platform. Amortization expense of $3,108 million for the full year was stable compared to 2003. The impact of our higher capital asset base was offset by lower amortization from an increase in the estimated useful life of Bell Canada’s internal use software from 3 to 4 years, effective October 1, 2003.
     Net benefit plans cost totalled $67 million for the quarter and $256 million year-to-date, increases of $21 million and $81 million compared to the same periods last year. These increases resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation.

BY SEGMENT

Consumer
 The Consumer segment achieved operating income of $464 million in the quarter, or 1.5% lower, and $2,119 million for the year, or 5.0%, higher compared to the same periods in 2003. For the full year, growth reflected the increase in revenues partially offset by increased operating expenses related to salaries, cost of goods sold and higher net benefit plans cost compared to the full year of 2003. For the fourth quarter, the decline in operating income was caused by the accelerated full amortization of the wireless legacy prepaid platform and the costs of activating more subscribers.
     In addition, higher costs were driven by the increase in the number of contact centre agents to support increased customer handling time associated with the Bell Bundle and increased call volumes resulting from the implementation of the new billing platform.

Business
 On a full-year basis, despite essentially flat revenue growth, business segment operating income was $896 million, or 14.7% higher than 2003. Our strategy of driving the shift to IP with improved profitability through ongoing productivity has traction and is delivering.

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     Business segment operating income this quarter was $183 million or 8.0% lower than the same period last year reflecting some unusual pressures which included:

  the completion of the Hydro-Québec contract in Q4 2003. At the end of the contract, there were some additional asset sales to Hydro-Québec that exacerbated the impact of this contract in Q4.
  the costs of the mobility billing conversion.
  costs associated with the workforce realignment due to the restructuring program executed during the quarter which led to the departure of 2,000 employees associated with the Business segment. The costs were primarily related to preparation and training for Q1 2005, especially in customer service network operations which suffered the bulk of the departures.

     In the Enterprise unit operating income declined for the quarter mainly as a result of the completion of the Hydro-Québec contract in 2003, and cost pressures, in part due to the impact of the implementation of the wireless billing system. On a full-year basis, the Enterprise unit achieved strong operating income growth reflecting our focus on more profitable contracts, as well as overall productivity which led to reductions in cost of goods sold, partly offset by higher operating expenses of acquired businesses during the year (Infostream and Elix).
     Our SMB unit incurred higher salary expenses and cost of goods sold related to its increased revenues from business acquisitions (Accutel and Charon).
     Bell West incurred lower cost of goods sold related to the GOA contract this quarter and on a full-year basis. Salary expenses at Bell West are higher this year reflecting a growing workforce.

Aliant
 Aliant’s operating income for the fourth quarter was $23 million and was $268 million for the year reflecting declines of $85 million, or 79%, and $147 million, or 35%, respectively, compared to the same periods last year.
     The estimated impact of the labour disruption on operating income during the fourth quarter and on a year-to-date basis was approximately $13 million and $68 million, respectively. Operating expenses were negatively impacted by the labour disruption by an estimated $31 million year-to-date. Costs incurred during the labour disruption consisted primarily of security requirements and property repairs to enable operations to continue with relatively few interruptions and to ensure the safety of employees, up-front costs to train and equip management employees for their new roles and overtime costs to meet increased customer demand during the third and fourth quarters, a traditionally busy period.
     During the fourth quarter, Aliant offered a voluntary early retirement program to eligible employees. The offer resulted in a charge of $67 million, or $24 million after taxes and non-controlling interest, in the fourth quarter.
     In addition, the year-over-year operating income declines reflected higher operating expenses from growth in wireless and Internet services relating to costs of acquisition, increased customer service levels, an increase in net benefit plans cost, normal wage and annual salary adjustments and higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years that have shorter depreciable lives. These increases were partly offset by lower operating costs stemming from the Xwave restructuring in 2003 and the divesture of non-core operations in the second and third quarters.

Other Bell Canada
 Operating income for the Other Bell Canada segment was $61 million this quarter, or 60% lower than the comparable period in 2003, reflecting restructuring and other charges of $56 million related mostly to the relocation of employees and closure of excess real estate facilities as well as higher salary costs and higher cost of goods sold within our Wholesale unit.

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     On a full-year basis, the Other Bell Canada segment had operating losses of $588 million compared to operating income of $621 million in 2003 due to restructuring and other items of $1,147 million related mostly to the voluntary employee departure program announced in June 2004. Underlying operating performance, before restructuring items, decreased by 29% this quarter and 9.7% on a full-year basis compared to the same periods last year. The decrease reflected higher costs associated with increased volumes of cross-border carrier exchange traffic and repricing for data and long distance services.

Other BCE
 Operating income for the Other BCE segment grew by 25% this quarter to $104 million. Growth in operating income at Bell Globemedia, Telesat and CGI offset higher corporate expenses. On a full-year basis, the Other BCE segment had operating income of $281 million, 1.4% lower than 2003 as higher corporate expenses more than offset higher operating income at Bell Globemedia, Telesat and CGI.
     Both Bell Globemedia’s and Telesat’s operating income grew due to revenue growth and cost savings. CGI’s operating income grew reflecting its acquisition of AMS. Corporate expenses increased reflecting higher net benefit plans cost and an increased level of corporate activities.

OTHER ITEMS

	Q4 2004	Q4 2003	% change	FY 2004	FY 2003	% change

Operating income	835	1,013	(17.6%)	2,976	4,121	(27.8%)
Other income	18	127	(85.8%)	411	175	134.9%
Interest expense	(247)	(266)	7.1%	(1,005)	(1,105)	9.0%

Pre-tax earnings from continuing operations	606	874	(30.7%)	2,382	3,191	(25.4%)
Income taxes	(199)	(331)	39.9%	(710)	(1,119)	36.6%
Non-controlling interest	(40)	(57)	29.8%	(174)	(201)	13.4%

Earnings from continuing operations	367	486	(24.5%)	1,498	1,871	(19.9%)
Discontinued operations	(2)	(86)	97.7%	26	(56)	146.4%

Net earnings before extraordinary gain	365	400	(8.8%)	1,524	1,815	(16.0%)
Extraordinary gain	69	–	n.m.	69	–	n.m.

Net earnings	434	400	8.5%	1,593	1,815	(12.2%)
Dividends on preferred shares	(17)	(14)	(21.4%)	(70)	(64)	(9.4%)
Premium on redemption of preferred shares	–	–	–	–	(7)	n.m.

Net earnings applicable to common shares	417	386	8.0%	1,523	1,744	(12.7%)

EPS	0.45	0.41	9.8%	1.65	1.90	(13.2%)

n.m.: not meaningful

EPS improved by $0.04 to $0.45 in Q4 2004, compared to Q4 2003. Factors increasing EPS included non-recurring items of $0.01 relating to net gains on investments and restructuring and other items, higher future income taxes of $0.04 in Q4 2003 following the increase in corporate tax rate made by the Ontario government, an increase in other miscellaneous income of $0.03 and a decline in interest expense of $0.01. Factors decreasing EPS resulted from a shortfall in EBITDA of $0.02, an increase in amortization expense of $0.02 and an increase in net benefit plans cost of $0.01.
     For 2004, EPS decreased by $0.25 to $1.65, compared to 2003. Non-recurring items of $0.37 relating to restructuring and other items and net gains on investments, an increase in net benefit plans cost of $0.05, lower foreign exchange gains of $0.03 and a decline in other miscellaneous income of $0.02 contributed to the decrease. These decreases were offset partly by improvements in EBITDA of $0.11, a decline in interest expense of $0.07 and the impact of the increase in the Ontario tax rate.

21    2004 Quarterly Report     Bell Canada Enterprises

OTHER INCOME

Other income of $18 million in Q4 2004 decreased $109 million compared to the same period last year. The decline mainly relates to a decrease in net gains on investments as a 3.66% interest in YPG General Partner Inc. was sold in Q4 2003 for a gain of $120 million partly offset by a $44 million loss from the write-down of a number of our cost-accounted investments. In addition, interest income was lower due to lower average cash balances in 2004.
     For the full year 2004, other income increased by $236 million to $411 million, compared to the same period last year. The increase mainly relates to:

  a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million. Capital loss carryforwards fully sheltered the taxes on the gain.
  a gain of $217 million from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, as a result of a corporate reorganization, the MTS shares were transferred from Bell Canada to BCE Inc. This reorganization ensured that capital loss carryforwards at BCE Inc. would be available to fully shelter the taxes on the gain.

     These were partly offset by a $120 million gain from the sale of a 3.66% interest in YPG General Partner Inc. for net cash proceeds of $135 million in Q4 2003.
     We also had higher miscellaneous income in 2004, partly offset by higher foreign exchange gains in 2003. In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which has minimized the effect of foreign exchange in 2004.

INTEREST EXPENSE

Interest expense of $247 million in Q4 2004 and $1,005 million for the full year of 2004 showed a 7.1% and a 9.0% decline, respectively, compared to the same periods last year due to $815 million of debt repayments (net of issues) year-over-year. The decline in average debt levels was driven mainly by positive free cash flows. The average interest rate on our outstanding debt in Q4 2004 and on for the full year was 7.1% which is comparable to the same periods last year.

INCOME TAXES

Income tax expense of $199 million in Q4 2004 and $710 million for 2004 represents a 40% and 37% reduction, respectively, compared to the same periods last year mainly from:

  lower pre-tax earnings
  no tax on the gains on sale of MTS and YPG General Partner Inc. in Q3 2004 due to the availability of capital loss carryforwards, partly offset by restructuring charges in Q3 2004 related to future lease costs for excess facilities which are not tax deductible
  $14 million of additional future income tax expense in Q4 2003 when the Ontario government raised corporate tax rates to 14% for 2004 and subsequent years the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003 also contributed to a reduction in the effective tax rate in the quarter.

     As a result of these items, the effective tax rate was 29.8% for the full year of 2004 compared to 35.1% in the same period last year.

NON-CONTROLLING INTEREST

Non-controlling interest of $40 million in Q4 2004 represents a 30% decrease compared to the same period last year. The decrease was due to lower earnings at Aliant as a result of the restructuring charge, partly offset by the impact of purchasing MTS’s interest in Bell West.

22    2004 Quarterly Report     Bell Canada Enterprises

     For the full year of 2004, non-controlling interest of $174 million was 13.4% lower compared to the same period last year. The decrease resulted from:

  a higher net loss at Bell West due to the loss on the GOA SuperNet contract in Q2 2004 lower earnings at Aliant as a result of the strike and the restructuring charge partly offset by
  higher earnings at Bell Globemedia and Bell Nordiq.
DISCONTINUED OPERATIONS

The net gain from discontinued operations of $26 million in 2004 consisted of:

  a gain of $58 million on the sale of our 63.9% interest in Emergis in the second quarter partly offset by our share of Emergis’ operating losses of $44 million.

     The net loss from discontinued operations of $56 million in 2003 consisted of a loss of $160 million relating to Emergis’ sale of its U.S. Health operations in the fourth quarter.
     The loss was partly offset by:

  net gains of $56 million on our share of Aliant’s sales of its emerging business and remote communication segments net gains of $39 million from the use of available loss carryforwards that were applied against taxes payable on Bell Canada’s sale of its 3.24% interest in YPG General Partner Inc. and Aliant’s sale of its investment in Stratos Global Corporation (Stratos).
  our share of operating gains from the discontinued businesses of $9 million.
EXTRAORDINARY GAIN

We purchased the Canadian operations of 360networks in the fourth quarter of 2004 for $293 million in cash. The fair value of the net assets acquired exceeded the purchase price by approximately $227 million. This resulted in negative goodwill which is presented as an extraordinary gain in the statement of operations. For accounting purposes, the excess was eliminated by:

  reducing the amounts assigned to the acquired non-monetary assets (e.g. capital and intangible assets) to nil recognizing the balance of $69 million as an extraordinary gain.

23    2004 Quarterly Report     Bell Canada Enterprises

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management CAPITAL STRUCTURE

At December 31	2004	2003

Debt due within one year	1,276	1,519
Long-term debt	11,809	12,381
Less: Cash and cash equivalents	(380)	(585)

Total net debt	12,705	13,315
Non-controlling interest	2,914	3,403
Total shareholders’ equity	14,032	13,573

Total capitalization	29,651	30,291

Net debt to capitalization	42.8%	44.0%

Outstanding share data at end of period (in millions)
Common shares	925.9	924.0
Stock options	28.5	25.8

Our net debt to capitalization ratio was 42.8% at the end of 2004, an improvement from 44.0% at the end of 2003. This reflected lower net debt and higher total shareholders’ equity, partly offset by lower non-controlling interest.
     Net debt was reduced by $610 million to $12,705 million in 2004. This was driven mainly by $898 million of free cash flow generated in 2004 and approximately $1 billion of net cash proceeds from the disposition of our 15.96% interest in MTS ($584 million), our 63.9% interest in Emergis ($315 million) and our remaining 3.24% interest in YPG General Partner Inc. ($123 million). We invested $1.3 billion in acquisitions in 2004.
     Non-controlling interest declined by $489 million driven by Bell Canada’s purchase of MTS’s 40% interest in Bell West and the sale of our investment in Emergis.
     Total shareholders’ equity increased $459 million to $14,032 million in 2004. This was mainly a result of $413 million of net earnings in excess of the dividends declared on common and preferred shares in 2004.

SUMMARY OF CASH FLOWS

	Q4 2004	Q4 2003	FY 2004	FY 2003

Cash from operating activities	1,307	1,598	5,519	5,968
Capital expenditures	(1,046)	(1,079)	(3,364)	(3,167)
Other investing activities	(9)	(7)	124	62
Cash dividends paid on preferred shares	(21)	(22)	(85)	(61)
Cash dividends paid by subsidiaries to non-controlling interest	(49)	(47)	(188)	(184)

Free cash flow before common dividends	182	443	2,006	2,618
Cash dividends paid on common shares	(277)	(259)	(1,108)	(1,029)

Free cash flow	(95)	184	898	1,589
Business acquisitions	(347)	(42)	(1,299)	(115)
Business dispositions	–	–	20	55
Change in investments accounted for under the cost and equity methods	(38)	156	655	163
Net issuance of equity instruments	16	5	32	172
Net repayment of debt instruments	(523)	(1,480)	(740)	(1,781)
Financing activities of subsidiaries with third parties	1	(15)	(50)	24
Cash provided by (used in) discontinued operations	(3)	338	193	355
Other financing activities	(17)	(41)	(51)	(46)

Net increase (decrease) in cash and cash equivalents	(1,006)	(895)	(342)	416

24    2004 Quarterly Report     Bell Canada Enterprises

CASH FROM OPERATING ACTIVITIES

Cash from operating activities decreased 18.2% or $291 million to $1,307 million in Q4 2004, compared to Q4 2003. This was the result of a $187 million increase in restructuring cash payments relating mainly to the voluntary employee departure program and changes in working capital, partially offset by higher cash collections at Bell Mobility as accounts receivable returned to more normal levels in Q4.
      For the full year of 2004, cash from operating activities decreased 7.5%, or $449 million, to $5,519 million, compared to 2003. This was mainly the result of the receipt of one-time cash tax refunds of $440 million for the full year of 2003, a $129 million increase in restructuring cash payments and changes in working capital, partly offset by the settlement payment of $75 million from MTS.

CAPITAL EXPENDITURES

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $1,046 million in Q4 2004, or 21% of revenues. This was relatively stable compared with capital expenditures of $1,079 million, or 22.4% of revenues, for the same period last year. For the full year of 2004, capital expenditures were $3.4 billion, or 17.5% of revenues, up from $3.2 billion, or 16.9% of revenues, for the same period last year. The increase reflects a mix of higher spending in the growth businesses and reduced spending in the legacy areas. In addition, the construction of Telesat’s new satellites contributed to the increase in capital expenditures for the full year of 2004. Declines in capital spending at Aliant resulted from the work disruption.
      Bell Canada’s capital intensity ratio (capital expenditures divided by operating revenues) decreased to 22.9% in Q4 2004 compared to 23.3% in Q4 2003. For the full year of 2004, Bell Canada’s capital intensity ratio increased to 18.0%, compared to 17.4% for the full year of 2003. Bell Canada’s capital expenditures accounted for 90% of our capital expenditures for the full year of 2004 and 91% of our capital expenditures for the full year of 2003.

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $124 million for the full year of 2004 included $179 million of insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite.
      Cash from other investing activities of $62 million for the full year of 2003 included:

  $83 million of proceeds from the settlement of dividend rate swaps. These swaps hedged dividend payments on some of BCE Inc.’s preferred shares.
  $68 million of insurance proceeds that Telesat and ExpressVu received for a malfunction on the Nimiq 2 satellite.
COMMON DIVIDENDS

We paid a dividend of $0.30 per common share in Q4 2004. This was the same as the dividend we paid in Q4 2003.
      We realized a cash benefit of $18 million in Q4 2003 ($73 million for the full year of 2003) because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective Q1 2004, we started buying all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This removed any further cash benefits related to issuing treasury shares. As a result, total cash dividends paid on common shares increased 6.9% or $18 million to $277 million in Q4 2004, compared to Q4 2003 and 7.7% or $79 million to $1,108 million for the full year of 2004, compared to 2003.

25    2004 Quarterly Report     Bell Canada Enterprises

BUSINESS ACQUISITIONS

We invested $347 million in business acquisitions in Q4 2004. This consisted of:

  Bell Canada’s acquisition of the Canadian operations of 360networks for $293 million other business acquisitions at Bell Canada, CGI and Aliant totalling $54 million.

  Business acquisitions of $1.3 billion for the full year of 2004 included:
  Bell Canada’s acquisition of MTS’s 40% interest in Bell West for $646 million business acquisitions at Bell Canada of $138 million, which included purchases by Enterprise and SMB our 28.9% proportionate share of the cash paid for CGI’s acquisition of AMS of $171 million.

  We invested $115 million in business acquisitions for the full year of 2003. This consisted mainly of:
  our proportionate share of the cash paid for CGI’s acquisition of Cognicase Inc.
  Bell Canada’s purchase of an additional 30% interest in Connexim Limited Partnership, bringing its total interest to 100%.

BUSINESS DISPOSITIONS

We received $55 million for business dispositions for the full year of 2003 for Bell Canada’s sale of its 89.9% ownership interest in Certen Inc. (Certen). Bell Canada received $89 million in cash, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS

In Q3 2004, we sold our remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million and our 15.96% interest in MTS for net cash proceeds of $584 million.
      In Q4 2003, we sold a 3.66% interest in YPG General Partner Inc. for net cash proceeds of $135 million. In Q4 2003, Bell Globemedia also sold its 14.5% interest in Artisan Entertainment Inc. for cash proceeds of $24 million.

EQUITY INSTRUMENTS

In 2003, BCE Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.

DEBT INSTRUMENTS

We made $523 million of debt repayments (net of issuances) in Q4 2004 and $740 million of debt repayments (net of issuances) for the full year of 2004. The repayments were mainly at Bell Canada, BCE Inc. and Bell Globemedia. At Bell Canada, the repayments included the Series EB debentures for $200 million, the Series DZ debentures for $126 million, the Series M-15 debentures for $500 million and the Series DU debentures for $126 million. In 2004, BCE Inc. redeemed all of its outstanding Series P retractable preferred shares for $351 million. The issuances were mainly at Bell Canada and Bell Globemedia. Bell Canada issued Series M-17 debentures for $450 million and Bell Globemedia issued $300 million of senior notes.

CASH RELATING TO DISCONTINUED OPERATIONS

For the full year of 2004, cash provided by discontinued operations of $193 million consisted mainly of the net cash proceeds of $315 million from the sale of our investment in Emergis which were partly offset by the deconsolidation of Emergis’ cash on hand of $137 million at December 31, 2003.
      For the full year of 2003, cash provided by discontinued operations of $355 million consisted mainly of net cash proceeds of $320 million on Aliant’s sale of its 53.2% interest in Stratos.

26    2004 Quarterly Report     Bell Canada Enterprises

CREDIT RATINGS

In June 2004, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), upgraded BCE Inc.’s preferred shares rating. The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at February 1, 2005.

		BCE Inc.			Bell Canada

	S&P	DBRS(1)	Moody’s(2)	S&P	DBRS(1)	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (low) / stable	P-2 / stable	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / stable
Extendable commercial notes	A-1 (mid) / stable	R-1 (low) / stable	–	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A- / stable	A / stable	Baa1 / stable	A / stable	A (high) / stable	A3 / stable
Preferred shares	P-2 (high) / stable	Pfd-2 / stable	–	P-2 (high) / stable	Pfd-2 (high) / stable	–

(1)	Dominion Bond Rating Service Limited (DBRS)
(2)	Moody’s Investors Service Inc. (Moody’s)

LIQUIDITY

Our ability to generate cash in the short and long term and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
      Our sources of liquidity and cash requirements remain substantially unchanged from those described in the 2003 MD&A, except as discussed below.

Dividends
 In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. As a result, starting with the quarterly dividend payable on April 15, 2005, we expect to pay quarterly dividends on BCE Inc.’s common shares of approximately $305 million, based on the revised dividend policy. This assumes that there are no significant changes to the number of outstanding common shares. These quarterly dividends equal $0.33 per common share, based on approximately 925 million common shares outstanding at December 31, 2004.

Commitment under CRTC deferral account
 The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment relating to the deferral account to be approximately $202 million at December 31, 2004.

Provision for contract loss
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. We recorded a provision of $110 million for this contract in the second quarter of 2004. Mechanical construction of the network was completed in December 2004 and an additional provision of $18 million was recorded in the fourth quarter of 2004. Acceptance of the network by the Government of Alberta was due by January 24, 2005. Bell Canada is currently in discussions with the Government of Alberta to extend acceptance until the end of the third quarter of 2005 by which time acceptance is now expected to be completed. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

This section provides a description of new legal proceedings involving BCE and of recent developments in certain of the legal proceedings involving BCE described in the 2003 AIF as subsequently updated in BCE Inc.’s 2004 First Quarter MD&A dated May 4, 2004 (BCE 2004 First Quarter MD&A), BCE Inc.’s 2004 Second Quarter MD&A dated August 3, 2004 (BCE 2004 Second Quarter MD&A) and BCE Inc.’s 2004 Third Quarter MD&A dated November 2, 2004 (BCE 2004 Third Quarter MD&A).

27    2004 Quarterly Report     Bell Canada Enterprises

LAWSUITS RELATED TO TELEGLOBE INC. (TELEGLOBE)

BNP Paribas (Canada)
 On December 23, 2004, BNP Paribas (Canada), one of the plaintiffs in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim alleges oppression against the former directors and breach of contract against BCE Inc. BNP Paribas (Canada) seeks US$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it, and the other defendants, have strong defences in respect of the foregoing lawsuit and they intend to vigorously defend their position.

Risks That Could Affect Our Business

This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.
     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.
     Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES

STRATEGIES AND PLANS

We plan to achieve our business objectives through various strategies and plans. The strategy for Bell Canada companies (which includes Bell Canada, Aliant and their respective subsidiaries) is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of the strategies and plans of the Bell Canada companies include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including Voice over Internet Protocol (VoIP), very high speed digital subscriber line (VDSL), as well as the roll-out of our next generation EVDO (Evolution, Data Optimized) wireless data network that will deliver higher speed wireless data services to customers, and providing professional services to customers in related areas such as network management security and network enabled business applications maintaining and improving customer satisfaction by simplifying all aspects of the customer’s experience, including call centres, billing and contact at the point of sale

28    2004 Quarterly Report     Bell Canada Enterprises

  increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.
  lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.
     We will need to spend capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the actual returns from these investments could differ materially from our current expectations. At this time, we cannot accurately determine the effect that moving to a single IP-based network could have on our results of operations. We also cannot be certain that Bell Canada will meet its targeted timing to complete the network conversion.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, television, satellite and information technology service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.
     Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. Over the past two years, the Canadian government has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or invest-

29    2004 Quarterly Report     Bell Canada Enterprises

ments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. It is impossible to predict the outcome or to assess how any change in foreign ownership restrictions may affect us because the government has not completed its review of these matters.
     We expect competition to increase given advanced applications and related services that are delivered over IP. This could lead to customers buying these applications and related services from competitors and the Bell Canada companies providing only IP access services to these customers. This result could materially and negatively affect our financial performance.

Wireline and Long Distance
 We experience significant competition in long distance from dial-around providers, pre-paid card providers, VoIP service providers and others, and from traditional competitors, such as inter-exchange carriers and resellers. These alternative technologies, products and services are now making significant inroads in our legacy services which typically represent our higher margin business. Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and are less concerned about the quality of service or impact on their earnings.
     We also face increasing cross-platform competition as customers substitute traditional services with new technologies. For example, our wireline business competes with VoIP services, wireless and Internet services, including chat services, instant messaging and e-mail. Certain wireless providers, for example, are now specifically targeting our wireline business in their marketing campaigns. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. Several Canadian cable companies have announced plans to introduce voice telephony services in 2005. We expect competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
     We have announced our intention to launch our own Consumer VoIP services, but there is no assurance that they will attract a sustainable customer base. VoIP service providers are competing in the marketplace to take business away from our products and services. Competition from VoIP service providers is already reducing our current share of local and long distance services, and could have a material and negative effect on our future revenues and profitability.
     Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market. As competition from these service providers develops, it could have a material and negative effect on our future revenues and profitability.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.
     These competitive factors suggest that our wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy will be to mitigate these declines by building the business for newer growth services, but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance will be negatively and materially affected.

Internet Access
 Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

30    2004 Quarterly Report     Bell Canada Enterprises

     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless
 The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services (such as VoIP) are developed.
     The acquisition of Microcell Telecommunications Inc. by Rogers Wireless Inc. may lead to stronger competition in the wireless business from both companies. This could affect industry pricing and other factors which could materially and negatively affect the financial performance of the Bell Canada companies.

Video
 Bell ExpressVu competes directly with another direct-to-home (DTH) satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

IMPROVING PRODUCTIVITY AND CONTAINING CAPITAL INTENSITY

We continue to implement several productivity improvements while containing our capital intensity. There will be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada companies, that are subject to regulatory price caps, each year between 2002 and 2006. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive and we may have to continue doing so in the future. The profits of the Bell Canada companies will decline if they cannot lower their expenses at the same rate. There would also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer tech-

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nologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions were introduced or existing ones extended.
     The Bell Canada companies are in the process of moving their core circuit-based infrastructure to IP technology. This should allow them to:

  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers improve capital efficiency
  improve operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, the Bell Canada companies also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve improvements as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

LIQUIDITY

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.
     In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment and refinancing of our outstanding debt.

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     Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

RELIANCE ON MAJOR CUSTOMERS

An important amount of revenue earned by the BCE group of companies, including Bell Canada, comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

MAKING ACQUISITIONS

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.
     Please see the BCE 2003 AIF for a detailed description of:

  the principal legal proceedings involving BCE
  certain regulatory initiatives and proceedings affecting the Bell Canada companies.

     Please see Recent Developments in Legal Proceedings in the BCE 2004 First Quarter MD&A, BCE 2004 Second Quarter MD&A, BCE 2004 Third Quarter MD&A and in this MD&A for a description of recent developments, since the BCE 2003 AIF, in the principal legal proceedings involving us.
     In addition, please refer to the discussion in this MD&A under Risks that could affect certain BCE group companies – Bell Canada companies – Changes to wireline regulations for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada companies.

FUNDING AND CONTROL OF SUBSIDIARIES

BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.

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     In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. The announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada, respectively. For example, certain members of the lending syndicate of Teleglobe Inc. (Teleglobe), a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2003 AIF under Legal proceedings we are involved in as updated in the BCE 2004 First Quarter MD&A, BCE 2004 Second Quarter MD&A, BCE 2004 Third Quarter MD&A and in this MD&A under Recent Developments in Legal Proceedings. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could have to devote considerable management time and resources in responding to any such claim.

PENSION FUND CONTRIBUTIONS

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs recently offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings.
     Our pension plan assets had returns slightly above our expectations in 2004. There is no assurance that similar returns will continue. If returns on pension plan assets decline again in the future or if interest rates further decrease, the surpluses would also continue to decline. This could have a material and negative effect on our results of operations. Following the completion of the next periodic actuarial valuation, we might have to significantly increase our contributions to our pension funds in 2005 which could have a material and negative effect on BCE Inc.’s earnings per share.

RENEGOTIATING LABOUR AGREEMENTS

Approximately 41% of our employees are represented by unions and are covered by collective agreements.
        The following important collective agreements have expired:

  the collective agreements relating to CTV Television Inc. employees at Calgary/Edmonton, representing approximately 150 employees and at Ottawa, representing approximately 65 employees, expired on September 30, 2004 and December 31, 2004, respectively. Negotiations continue regarding the renewal of both collective agreements.

  The following important collective agreements expire on or before December 31, 2005:
  the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada representing approximately 10,000 clerical and associated employees. This collective agreement will expire on May 31, 2005. Negotiations are scheduled to begin in February 2005.
  certain collective agreements, representing approximately 170 CTV Television Inc employees, will expire as follows: Sault Ste. Marie on April 8, 2005, RDS Montreal on April 15, 2005, Cape Breton, New Brunswick, North Bay, and Saskatoon on August 31, 2005; and the collective agreement representing approximately 395 Globe and Mail employees will expire on July 1, 2005.

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     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. Although Bell Canada has a program to implement a number of measures seeking to minimize disruptions and ensure that customers continue to receive normal service during labour disruptions, there can be no assurance that service to Bell Canada’s customers would not be adversely affected should a strike occur.

EVENTS AFFECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

VOLUNTARY DEPARTURE PROGRAMS

In 2004, we announced an early retirement program and early departure program for Bell Canada employees. We estimate annual savings of approximately $390 million relating to these programs from lower salaries, bonuses and non-pension benefits. There is a risk that the amount we expect to save each year from these programs will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs.

RISKS THAT COULD AFFECT BCE INC.

HOLDING COMPANY STRUCTURE

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

STOCK MARKET VOLATILITY

The stock markets have experienced significant volatility over the last few years, which has affected the market price and trading volumes of the shares of many telecommunications companies in particular. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

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RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES

BELL CANADA COMPANIES

Contract with the Government of Alberta
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. We recorded a provision of $110 million for this contract in the second quarter of 2004. Mechanical construction of the network was completed in December 2004 and an additional provision of $18 million was recorded in the fourth quarter of 2004. Acceptance of the network by the Government of Alberta was due by January 24, 2005. Bell Canada is currently in discussions with the Government of Alberta to extend acceptance until the end of the third quarter of 2005 by which time acceptance is now expected to be completed. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

Changes to Wireline Regulations
 Decision on Incumbent Affiliates
 The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
 In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services. This may require the Bell Canada companies to reduce prices for these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The balance in Bell Canada’s deferral account at December 31, 2004 was estimated to total approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program;
  reduce rates for some of its optional local services; and
  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads and when the Public Switched Telephone Network (PSTN) is busy and experiencing call blocking conditions.

  It is expected that this proceeding will close in the second half of 2005.

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     If the CRTC does not approve Bell Canada’s proposals, there is a risk that the funds in the deferral account could be used in a way that could have a negative financial effect on Bell Canada.

Competitor Digital Network Access Service
 In the second price cap decision, the CRTC also required Bell Canada and the other incumbent telephone companies to offer Digital Network Access (DNA) service to competitive telecommunications service providers (such digital network access service offered to competitive telecommunications service providers being referred to as CDNA service) at prices below their then current retail prices. The scope of the existing CDNA service required to be provided by Bell Canada and the other incumbent telephone companies is currently under review by the CRTC and a decision is expected in the first quarter of 2005. A decision to expand the scope of the CDNA service would result in a further decrease in the Bell Canada companies’ CDNA service revenues and potentially a reduction in retail service rates.

Retail Quality of Service Indicators
 Also, pursuant to the second price cap decision, incumbent telephone companies are subject to an interim penalty mechanism for retail quality of service under which 5% of annual revenues of total local retail business and residential services that are regulated are at risk. In the case of Bell Canada, the maximum potential penalty amount could represent up to approximately $262 million annually.
     The interim penalty mechanism applies to 13 retail quality of service indicators, each of which is at risk for a maximum potential penalty of $20 million annually. If the CRTC standard for any indicator is not met on an annual average basis, the penalty payable with respect to that indicator could range from a minimum of $5 million up to $20 million. The penalty payable would depend on the amount by which actual results for the indicator deviated from the CRTC standard.
     This interim regime is currently under review in the proceeding initiated by Public Notice 2003-3, Retail quality of service rate adjustment plan and related issues. A decision in that proceeding has not yet been rendered.
     Based on actual results year-to-date, it is not expected that any penalties will be payable by Bell Canada for the penalty period starting on July 1, 2004 and ending on June 30, 2005.

Decision on incumbent affiliates
 On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

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Allstream and Call-Net application concerning customer-specific arrangements
 On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. This could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
 On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of incumbent telephone companies and for how they price their services, service bundles and customer contracts. The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.
     If the CRTC determines the proposals are to be implemented as proposed, the Bell Canada companies will be required to increase the minimum prices they charge for regulated services. This would negatively limit their ability to compete.

Application seeking consistent regulation
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to call or receive calls from any telephone with access to the Public Switched Telephone Network (PSTN) are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
     A decision is expected in the first quarter or early in the second quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other incumbent telephone companies but not the VoIP services provided by certain other competitors, including cable companies in particular. These proceedings could determine the rules for competition with other service providers and limit the ability of Bell Canada companies to compete in the future.

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     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan. If cable companies and the incumbent telephone companies are subject to different regulations for similar services, and specifically for similar bundles of services, the incumbent telephone companies would be at a competitive disadvantage which could have a material and negative effect on their revenues and profitability.

Licences for Broadcasting
 On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will expire on August 31, 2011 and Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006.

Licences and Changes to Wireless Regulation
 Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom Inc. / MT&T Mobility Inc.’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Increased Accidents From Using Cellphones
 Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect the business of the Bell Canada companies.

Competition Bureau’s Investigation Concerning System Access Fees
 On December 9, 2004 Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility Inc.’s (“Bell Mobility”) description or representation of system access

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fees (“SAFs”) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation.
     SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the Contribution Tax (charged by the CRTC to support telephone services in rural and remote areas of Canada).
     Bell Mobility may be subjected to financial penalties (either by way of fines, administrative monetary penalties, and /or demands for restitution of a portion of the SAFs charged to cellular subscribers) if it is found to have contravened the misleading advertising provisions of the Competition Act.

Health Concerns About Radio Frequency Emissions
 It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

BELL EXPRESSVU

Bell ExpressVu Limited Partnership (Bell ExpressVu) currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3 for its video services. Telesat Canada (Telesat) operates or directs the operation of these satellites. In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat reached an agreement with DirecTV for an existing, spare in-orbit satellite. Telesat received approval from Industry Canada to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat to lease the full capacity of Nimiq 3.
     Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities that operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies – Telesat for more information on the risks relating to Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulation. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with the unauthorized

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reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Superior Court of Québec. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu introduced a “smart” card swap for its authorized digital receivers beginning in 2004. The “smart” card swap is being introduced in phases and expected to be fully implemented by late 2005. The new security system is designed to block unauthorized reception of Bell ExpressVu signals. As with any technology-based security system, the possibility that security may be compromised at some point in the future can not be eliminated with absolute certainty.

BELL GLOBEMEDIA

Dependence on Advertising
 A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing Fragmentation in Television Markets
 Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues From Distributing Television Services
 A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors who are mainly cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased Competition for Fewer Print Customers
 Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and commuter papers in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast Licences and CRTC Decisions
 Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which

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may change. While these are expected to be renewed at the appropriate times, there can be no assurance that any or all of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time that affect the industry as a whole or CTV may have a material and negative effect on Bell Globemedia.

TELESAT

Satellite risks
 There is a risk that the delivery of Telesat’s satellites under construction could be delayed as a result of delays in the construction of the satellites, a delay in the construction of the launch vehicle, the failure of a launch vehicle that is similar to the model which Telesat intends to use to launch a satellite, or the unavailability of a reliable launch opportunity. This delay in delivery could have an adverse effect on Telesat’s ability to provide service and could result in additional costs. Telesat seeks to mitigate the impact of such a delay through various contractual measures including late delivery charges and by planning for contingency measures as required.
     There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched and deployed. Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterruped service to customers. Telesat has a number of measures in place that seek to protect itself against continuity of service risk. These measures include engineering satellites with on-board redundancies by including spare equipment on the satellite, standard testing programs that provide high confidence of performance levels, or retaining and obtaining redundant capacity on either the same or another in-orbit satellite, and the purchase of insurance.
     Where economically feasible, and where insurance coverage is available on commercially reasonable terms and conditions, Telesat seeks to protect itself against some of the consequences of launch and in-orbit failures by purchasing satellite insurance. However, there is no assurance that Telesat will be able to obtain or renew launch and in-orbit insurance coverage for its satellites for the full satellite value, nor is there any assurance that coverage will be obtained at a favourable premium rate.
     Telesat currently maintains insurance on in-orbit satellites as follows:

  Nimiq 1 – insured until the second quarter of 2005 for approximately its book value;
  Anik F2 – insured until the third quarter of 2007 for approximately two thirds of its book value. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $110 million to $115 million.

     In December 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2, following the arrival on-orbit of the leased satellite Nimiq 3 (formerly DirecTV3) a satellite which complements the capacity of Nimiqs 1 and 2, and which, following operational changes, could be used to provide capacity and continuity of service in the event of either a Nimiq 1 or a Nimiq 2 failure.
     In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. Telesat believes some of the satellite’s core services will be affected in mid-to-late 2005. Anik F1R is expected to replace Anik F1 in time to ensure that service to Anik F1’s customers will not be interrupted. Telesat had insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004 Telesat and its insurers reached a final settlement agreement. The settlement calls for an initial payment in 2004 of US $136.2 million and an additional payment of US $49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result

42    2004 Quarterly Report     Bell Canada Enterprises

in either a pro-rated payment to Telesat of the additional US $49.1 million or a pro-rated repayment of up to a maximum of US $36.1 million to be made by Telesat to the insurers. The initial payment has been received. Power levels continue to degrade as predicted.
     In December 2004, Telesat received commitments for launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik F1R, subject to the completion of documentation.
     Telesat has signed a contract with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Anik F3 satellite. Anik F3 is expected to be available for service in the second half of 2006. During 2005, subject to insurance availability and market conditions, Telesat will review, and if appropriate, commence the placement of launch and in-orbit insurance coverage for Anik F3. However, there is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the full value of Anik F3, nor is there any assurance that coverage will be obtained at a favourable premium rate.

CGI

Long Sales Cycle for Major Outsourcing Contracts
 The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer and affect CGI Group Inc.’s (CGI) ability to meet its growth targets.

Foreign Currency Risks
 CGI’s increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has a hedging strategy in place seeking to protect itself, to the extent possible, against foreign currency exposure.

Early Termination Risk
 If CGI failed to deliver its services according to contractual agreements, some of its clients could elect to terminate their contracts before the agreed expiry date. This could have a material and negative effect on CGI’s results of operations and business.

43    2004 Quarterly Report     Bell Canada Enterprises

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the 2003 MD&A.
     We have not had any changes in the accounting standards or our accounting policies other than those described in the 2003 MD&A.

Supplementary Financial Information The table below shows selected consolidated financial data for the eight most recently completed quarters.

		2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,989	4,781	4,782	4,641	4,818	4,627	4,673	4,619
Operating income	835	25	1,105	1,011	1,013	1,049	1,078	981
Earnings from continuing operations	367	102	544	485	486	453	466	466
Discontinued operations	(2)	(2)	27	3	(86)	11	12	7
Extraordinary gain	69	–	–	–	–	–	–	–
Net earnings	434	100	571	488	400	464	478	473
Net earnings applicable to common shares	417	82	554	470	386	446	461	451

Included in net earnings:
Net gains on investments
Continuing operations	64	325	–	–	84	–	–	–
Discontinued operations	(2)	(2)	31	7	(94)	8	–	–
Restructuring and other items	(62)	(725)	16	(1)	(9)	6	–	–

Net earnings per common share:
Continuing operations – basic	0.38	0.09	0.57	0.51	0.50	0.48	0.49	0.49
Continuing operations – diluted	0.38	0.09	0.57	0.51	0.50	0.47	0.49	0.49
Net earnings – basic	0.45	0.09	0.60	0.51	0.41	0.49	0.50	0.50
Net earnings – diluted	0.45	0.09	0.60	0.51	0.41	0.48	0.50	0.50
Average number of common shares outstanding (millions)	925.3	924.6	924.3	924.1	923.4	921.5	919.3	917.1

44    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Financial Statements Consolidated Statements of Operations

For the period ended December 31	Three months		Twelve months
(in $ millions, except share amounts) (unaudited)	2004	2003	2004	2003

Operating revenues	4,989	4,818	19,193	18,737

Operating expenses	(3,158)	(2,971)	(11,629)	(11,327)
Amortization expense	(803)	(775)	(3,108)	(3,100)
Net benefit plans cost (Note 4)	(67)	(46)	(256)	(175)
Restructuring and other items (Note 5)	(126)	(13)	(1,224)	(14)

Total operating expenses	(4,154)	(3,805)	(16,217)	(14,616)

Operating income	835	1,013	2,976	4,121
Other income (Note 6)	18	127	411	175
Interest expense	(247)	(266)	(1,005)	(1,105)

Pre-tax earnings from continuing operations	606	874	2,382	3,191
Income taxes	(199)	(331)	(710)	(1,119)
Non-controlling interest	(40)	(57)	(174)	(201)

Earnings from continuing operations	367	486	1,498	1,871
Discontinued operations (Note 7)	(2)	(86)	26	(56)

Net earnings before extraordinary gain	365	400	1,524	1,815
Extraordinary gain (Note 3)	69	–	69	–

Net earnings	434	400	1,593	1,815
Dividends on preferred shares	(17)	(14)	(70)	(64)
Premium on redemption of preferred shares	–	–	–	(7)

Net earnings applicable to common shares	417	386	1,523	1,744

Net earnings per common share – basic
Continuing operations	0.38	0.50	1.55	1.96
Discontinued operations	–	(0.09)	0.03	(0.06)
Extraordinary gain	0.07	–	0.07	–
Net earnings	0.45	0.41	1.65	1.90
Net earnings per common share – diluted
Continuing operations	0.38	0.50	1.55	1.95
Discontinued operations	–	(0.09)	0.03	(0.06)
Extraordinary gain	0.07	–	0.07	–
Net earnings	0.45	0.41	1.65	1.89
Dividends per common share	0.30	0.30	1.20	1.20
Average number of common shares outstanding – basic (millions)	925.3	923.4	924.6	920.3

Consolidated Statements of Deficit

For the period ended December 31	Three months		Twelve months
(in $ millions) (unaudited)	2004	2003	2004	2003

Balance at beginning of period, as previously reported	(5,563)	(5,937)	(5,830)	(6,435)
Accounting policy change for asset retirement obligations (Note 1)	–	(7)	(7)	(7)

Balance at beginning of period, as restated	(5,563)	(5,944)	(5,837)	(6,442)
Consolidation of variable interest entity	–	–	–	(25)
Net earnings applicable to common shares	417	386	1,523	1,744
Dividends declared on common shares	(278)	(277)	(1,110)	(1,105)
Other	–	(2)	–	(9)

Balance at end of period	(5,424)	(5,837)	(5,424)	(5,837)

45    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Balance Sheets

At December 31 (in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	380	585
Accounts receivable	2,119	2,061
Other current assets	1,211	739
Current assets of discontinued operations	–	280

Total current assets	3,710	3,665
Capital assets	21,398	21,114
Other long-term assets	2,656	3,459
Indefinite-life intangible assets	2,916	2,910
Goodwill	8,413	7,761
Non-current assets of discontinued operations	50	511

Total assets	39,143	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,700	3,046
Interest payable	183	194
Dividends payable	297	294
Debt due within one year	1,276	1,519
Current liabilities of discontinued operations	–	285

Total current liabilities	5,456	5,338
Long-term debt	11,809	12,381
Other long-term liabilities	4,932	4,705
Non-current liabilities of discontinued operations	–	20

Total liabilities	22,197	22,444

Non-controlling interest	2,914	3,403

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,781	16,749
Contributed surplus	1,061	1,037
Deficit	(5,424)	(5,837)
Currency translation adjustment	(56)	(46)

Total common shareholders’ equity	12,362	11,903

Total shareholders’ equity	14,032	13,573

Total liabilities and shareholders’ equity	39,143	39,420

46    2004 Quarterly Report     Bell Canada Enterprises

Consolidated Statements of Cash Flows

For the period ended December 31	Three months		Twelve months
(in $ millions) (unaudited)	2004	2003	2004	2003

Cash flows from operating activities
Earnings from continuing operations	367	486	1,498	1,871
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	803	775	3,108	3,100
Net benefit plans cost	67	46	256	175
Restructuring and other items	126	13	1,224	14
Net (gains) losses on investments	12	(76)	(319)	(76)
Future income taxes	62	207	(34)	418
Non-controlling interest	40	57	174	201
Contributions to employee pension plans	(24)	(87)	(112)	(160)
Other employee future benefit plan payments	(22)	(23)	(81)	(87)
Payments of restructuring and other items	(214)	(27)	(253)	(124)
Change in operating assets and liabilities	90	227	58	636

Cash from operating activities	1,307	1,598	5,519	5,968

Cash flows from investing activities
Capital expenditures	(1,046)	(1,079)	(3,364)	(3,167)
Business acquisitions	(347)	(42)	(1,299)	(115)
Business dispositions	–	–	20	55
Change in investments accounted for under the cost and equity methods	(38)	156	655	163
Other investing activities	(9)	(7)	124	62

Cash used in investing activities	(1,440)	(972)	(3,864)	(3,002)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	7	(53)	130	(295)
Issue of long-term debt	111	105	1,521	1,986
Repayment of long-term debt	(641)	(1,532)	(2,391)	(3,472)
Issue of common shares	16	5	32	19
Issue of preferred shares	–	–	–	510
Redemption of preferred shares	–	–	–	(357)
Issue of equity securities by subsidiaries to non-controlling interest	1	19	8	132
Redemption of equity securities by subsidiaries from non-controlling interest	–	(34)	(58)	(108)
Cash dividends paid on common shares	(277)	(259)	(1,108)	(1,029)
Cash dividends paid on preferred shares	(21)	(22)	(85)	(61)
Cash dividends paid by subsidiaries to non-controlling interest	(49)	(47)	(188)	(184)
Other financing activities	(17)	(41)	(51)	(46)

Cash used in financing activities	(870)	(1,859)	(2,190)	(2,905)

Cash provided by (used in) continuing operations	(1,003)	(1,233)	(535)	61
Cash provided by (used in) discontinued operations	(3)	338	193	355

Net increase (decrease) in cash and cash equivalents	(1,006)	(895)	(342)	416
Cash and cash equivalents at beginning of period	1,386	1,617	722	306

Cash and cash equivalents at end of period	380	722	380	722

Consists of:
Cash and cash equivalents of continuing operations	380	585	380	585
Cash and cash equivalents of discontinued operations	–	137	–	137

Total	380	722	380	722

47    2004 Quarterly Report     Bell Canada Enterprises

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2003, on pages 64 to 101 of BCE Inc.’s 2003 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

Notes to Consolidated Financial Statements

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Comparative figures
 We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.

     We have restated financial information for previous periods to reflect:

  the adoption of section 3110 of the CICA Handbook, Asset retirement obligations, effective January 2004, as described below the change in classification to discontinued operations for BCE Emergis Inc. (Emergis) and other minor business dispositions.

Change in accounting policy
 Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations.The impact on our consolidated statements of operations for the three months and year ended December 31, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  an increase of $7 million in the deficit.

Stock-based compensation plans
 Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, under which stock options are granted, into a new mid-term plan which uses restricted share units (RSUs). We record compensation expense for each RSU granted that equals the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change in value is recognized in the period of the change. Subject to compliance with minimum share ownership requirements for certain employees, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash, whichever the holder chooses.

NOTE 2. SEGMENTED INFORMATION

In the first quarter of 2004, we started reporting our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
      In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.

48    2004 Quarterly Report     Bell Canada Enterprises

NOTE 2. SEGMENTED INFORMATION (continued)

		Three months		Twelve months
For the period ended December 31		2004	2003	2004	2003

Operating revenues
Consumer	External	1,888	1,846	7,440	7,142
	Inter-segment	23	22	62	61

		1,911	1,868	7,502	7,203

Business	External	1,483	1,445	5,622	5,544
	Inter-segment	52	71	229	283

		1,535	1,516	5,851	5,827

Aliant	External	473	487	1,894	1,909
	Inter-segment	33	40	139	150

		506	527	2,033	2,059

Other Bell Canada	External	442	429	1,736	1,868
	Inter-segment	69	39	203	147

		511	468	1,939	2,015

Inter-segment eliminations – Bell Canada		(160)	(133)	(538)	(490)

Bell Canada		4,303	4,246	16,787	16,614

Other BCE	External	703	611	2,501	2,274
	Inter-segment	97	86	360	323

		800	697	2,861	2,597

Inter-segment eliminations – Other		(114)	(125)	(455)	(474)

Total operating revenues		4,989	4,818	19,193	18,737

Operating income
Consumer		464	471	2,119	2,019
Business		183	199	896	781
Aliant		23	108	268	415
Other Bell Canada		61	152	(588)	621

Bell Canada		731	930	2,695	3,836
Other BCE		104	83	281	285

Total operating income		835	1,013	2,976	4,121
Other income		18	127	411	175
Interest expense		(247)	(266)	(1,005)	(1,105)
Income taxes		(199)	(331)	(710)	(1,119)
Non-controlling interest		(40)	(57)	(174)	(201)

Earnings from continuing operations		367	486	1,498	1,871

The consolidated statements of operations include the results of acquired businesses from the date they were acquired.

NOTE 3. BUSINESS ACQUISITIONS

We made a number of business acquisitions in 2004 including:

  Canadian operations of 360networks Corporation (360networks) – In November 2004, Bell Canada acquired the Canadian operations of 360networks, a telecommunications service provider. The purchase included the shares of 360networks’ subsidiary GT Group Telecom Services Corporation and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in central and eastern Canada to Call-Net Enterprises Inc. (Call-Net) and, for a share of revenues, now provides to Call-Net network facilities and other operations and support services to allow Call-Net to service such customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
    reducing the amounts assigned to the acquired non-monetary assets to nil recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.

  Our 28.9% proportionate share of CGI’s acquisition of AGTI Consulting Services Inc. (AGTI) – In November 2004, CGI acquired 51% of AGTI. CGI now owns 100% of AGTI. Prior to the acquisition, CGI proportionately consolidated AGTI. AGTI provides business and IT consulting, project and change management, and productivity improvement services.

49    2004 Quarterly Report     Bell Canada Enterprises

NOTE 3. BUSINESS ACQUISITIONS (continued)

  DownEast Mobility Limited (DownEast) – In October 2004, Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
  Bell West – In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding common shares of Infostream. Infostream is a systems and storage technology firm that provides networking solutions for Voice over Internet Protocol (VoIP), storage area networks and network management.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets of Charon. Charon is a full-service information technology (IT) solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.
  Our 28.9% proportionate share of CGI’s acquisition of American Management Systems Incorporated (AMS) – In May 2004, CGI acquired 100% of the outstanding common shares of AMS. AMS is a business and technology consulting firm to government and to the healthcare, financial services and telecommunications industries.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix. Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration and design and implementation of electronic voice-driven response systems.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel)
  – In February 2004, Bell Canada acquired 100% of the outstanding common shares of Accutel, which provides teleconferencing services.

     The table below provides a summary of all business acquisitions made in 2004. The purchase price allocation for all 2004 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within 12 months of the acquisition date.
       Of the goodwill acquired in 2004:

  $451 million relates to the Business segment, $166 million relates to the Other BCE segment, $75 million relates to the Other Bell Canada segment, $31 million relates to the Aliant segment and $4 million relates to the Consumer segment.
  $18 million is deductible for tax purposes.

	360networks	40% interest in Bell West	BCE’s proportionate share of AMS	All other business acquisitions	Total

Consideration received:
Non-cash working capital	(9)	–	(59)	11	(57)
Capital assets	–	(15)	90	16	91
Other long-term assets	429	5	–	10	444
Goodwill	–	395	161	171	727
Long-term debt	–	–	–	–	–
Other long-term liabilities	(58)	–	(21)	–	(79)
Non-controlling interest	–	261	–	–	261

	362	646	171	208	1,387
Cash and cash equivalents (bank indebtedness) at acquisition	–	–	13	(3)	10

Net assets acquired	362	646	184	205	1,397

Extraordinary gain	69	–	–	–	69

Consideration given:
Cash	283	645	178	185	1,291
Acquisition costs	10	1	6	1	18
Issuance of shares				15	15
Future cash payment	–	–	–	4	4

	293	646	184	205	1,328

50    2004 Quarterly Report     Bell Canada Enterprises

NOTE 4. EMPLOYEE BENEFIT PLANS The table below shows the components of the net benefit plans cost.

		Three months				Twelve months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	61	56	8	8	243	222	31	31
Interest cost on accrued benefit obligation	202	189	26	27	806	757	104	105
Expected return on plan assets	(239)	(234)	(3)	(2)	(953)	(935)	(10)	(9)
Amortization of past service costs	3	2	–	–	10	9	–	–
Amortization of net actuarial losses	9	6	–	–	33	23	1	–
Amortization of transitional (asset) obligation	(11)	(11)	8	8	(44)	(44)	30	30
Increase (decrease) in valuation allowance	1	(3)	–	–	3	(12)	–	–
Other	2	–	–	–	2	(2)	–	–

Net benefit plans cost	28	5	39	41	100	18	156	157

The table below shows the amounts we contributed to the pension benefit plans and the payments made to beneficiaries under other employee future benefit plans.

		Three months				Twelve months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Aliant	13	74	1	1	67	125	4	4
Bell Canada	6	8	21	22	20	17	77	83
Bell Globemedia	4	3	–	–	17	11	–	–
BCE Inc.	1	2	–	–	8	7	–	–

Total	24	87	22	23	112	160	81	87

NOTE 5. RESTRUCTURING AND OTHER ITEMS

	Three months		Twelve months
For the period ended December 31	2004	2003	2004	2003

Employee departure programs	(78)	–	(1,063)	–
Settlement with MTS	–	–	75	–
Provision for contract loss	(18)	–	(128)	–
Other charges	(30)	(13)	(108)	(14)

Restructuring and other items	(126)	(13)	(1,224)	(14)

Employee departure program – Bell Canada
 During the third quarter of 2004, we recorded a pre-tax charge of $985 million ($647 million after taxes) related to the employee departure program, which was announced by Bell Canada in June 2004. The cost was included in the Other Bell Canada segment. The program consisted of two phases:

  the first phase was an early retirement plan and 3,965 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits.
  the second phase was a departure plan and 1,087 employees elected to receive a special cash allowance.

     During the fourth quarter of 2004, we recorded a pre-tax charge of $11 million ($7 million after taxes) for the relocation of employees and closure of excess real estate facilities that are no longer needed as a result of the employee departure program. We expect to incur an additional amount of approximately $65 million in the future for similar costs that will be expensed as incurred.
     Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest will leave during 2005.

Employee departure program – Aliant
 During the fourth quarter of 2004, Aliant recorded a pre-tax restructuring charge of $67 million ($24 million after taxes and non-controlling interest). Under the plan, 693 employees chose to receive a package that included a cash allowance. The program is expected to be complete by the end of 2005.

51    2004 Quarterly Report     Bell Canada Enterprises

NOTE 5. RESTRUCTURING AND OTHER ITEMS (continued) The table below provides a summary of the costs recognized in 2004, as well as the corresponding liability at December 31, 2004.

	Bell Canada	Aliant	Consolidated

Employee departure program costs	985	67	1,052
Less:
Cash payments	(194)	–	(194)
Pension and other post-retirement benefits applied to:			–
Other long-term assets	(660)	–	(660)
Other long-tem liabilities	(11)	–	(11)

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187

Settlement with MTS
 On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, for unwinding various commercial agreements. This settlement was recorded in the second quarter of 2004 and received on August 3, 2004 the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment. We sold our interest in MTS in September 2004. See Note 6, Other income, for more information.
  a premium payment to us by MTS in the event there is a change in control of MTS before 2006. The payment willequal the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

Provision for contract loss
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. We recorded a provision of $110 million for this contract in the second quarter of 2004. Mechanical construction of the network was completed in December 2004 and an additional provision of $18 million was recorded in the fourth quarter of 2004.

Other charges
 During the three months and year ended December 31, 2004, we recorded other pre-tax charges totalling $30 million and $108 million, respectively. These costs consisted mostly of future lease costs for excess facilities, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new voluntary employee departure program.

52    2004 Quarterly Report     Bell Canada Enterprises

NOTE 6. OTHER INCOME

	Three Months		Twelve Months
For the period ended December 31	2004	2003	2004	2003

Net gains (losses) on investments	(12)	76	319	76
Interest income	10	22	32	69
Foreign currency gains	7	1	3	33
Other	13	28	57	(3)

Other income	18	127	411	175

In 2004, net gains on investments of $319 million included:

  a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million a gain of $217 million realized from the sale of BCE’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, the MTS shares were transferred from Bell Canada to BCE Inc. as part of a corporate reorganization. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.
  Capital loss carryforwards were available to be utilized against the taxes on these sales.
  other net losses on investments of $6 million.

NOTE 7. DISCONTINUED OPERATIONS

	Three months		Twelve months
For the period ended December 31	2004	2003	2004	2003

Emergis	(2)	(178)	23	(154)
Other	–	92	3	98

Net gain (loss) from discontinued operations	(2)	(86)	26	(56)

The table below provides a summarized statement of operations for the discontinued operations.

	Three months		Twelve months
For the period ended December 31	2004	2003	2004	2003

Revenue	–	197	128	962

Operating gain (loss) from discontinued operations, before tax	–	(9)	(52)	67
Gain (loss) from discontinued operations, before tax	(2)	(80)	70	(70)
Income tax expense on operating gain (loss)	–	(7)	(11)	(30)
Income tax recovery (expense) on gain (loss)	–	18	(3)	17
Non-controlling interest	–	(8)	22	(40)

Net gain from discontinued operations	(2)	(86)	26	(56)

Emergis provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically while its Security business provides organizations with the related security services.

Sale of Emergis
 In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis. In June 2004, BCE completed the sale of its interest in Emergis by way of a secondary public offering.

     In June 2004, Bell Canada paid $49 million to Emergis for:

  the purchase of Emergis’ Security business
  the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004 the transfer of related intellectual property to Bell Canada.

     These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and $49 million consideration given to Emergis). The gain on the transaction was $58 million, which was recorded in 2004.
     The operating loss includes a future income tax asset impairment charge of $56 million ($36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.
     Emergis was presented previously in the Other BCE segment.

53    2004 Quarterly Report     Bell Canada Enterprises

NOTE 8. STOCK-BASED COMPENSATION PLANS Restricted share units The table below is a summary of the status of RSUs.

Number of
RSUs

Outstanding, January 1, 2004	–
Granted	2,047,599
Expired/forfeited	(51,077)

Outstanding, December 31, 2004	1,996,522

Exercisable, December 31, 2004	–

For the three months and year ended December 31, 2004, we recorded compensation expense for RSUs of $8 million and $25 million, respectively.

BCE Inc. stock options
 The table below is a summary of the status of BCE Inc.’s stock option programs.

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2004	25,750,720	$32
Granted	5,911,576	$30
Exercised	(1,946,864)	$16
Expired/forfeited	(1,233,753)	$34

Outstanding, December 31, 2004	28,481,679	$32

Exercisable, December 31, 2004	14,633,433	$34

Assumptions used in stock-option pricing model The table below shows the assumptions used to determine the stock-based compensation expense based on the Black-Scholes option pricing model.

	Three months		Twelve months
For the period ended December 31	2004	2003	2004	2003

Compensation expense ($ millions)	6	7	29	26
Number of stock options granted	322,100	80,000	5,911,576	6,008,051
Weighted average fair value per option granted ($)	3	7	4	6
Weighted average assumptions
Dividend yield	4.2%	3.7%	4.0%	3.6%
Expected volatility	25%	30%	27%	30%
Risk-free interest rate	3.3%	3.8%	3.1%	4.0%
Expected life (years)	3.5	4.5	3.5	4.5

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.

54    2004 Quarterly Report     Bell Canada Enterprises

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation
Teleglobe unsecured creditors lawsuit
 On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and ten former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants. While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

NOTE 10. SUBSEQUENT EVENT

Acquisition of Nexxlink Technologies Inc. (Nexxlink)
 On January 24, 2005, Bell Canada has taken up 9,488,489 common shares of Nexxlink, representing approximately 86.3% of the aggregate number of common shares outstanding (on a fully-diluted basis) for a total of $57 million in cash under a tender offer. On January 27, 2005, Bell Canada paid for all shares tendered. Bell Canada intends to acquire all of the outstanding common shares not tendered. Nexxlink is an IT solutions provider.

55    2004 Quarterly Report     Bell Canada Enterprises

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail: bcecomms@bce.ca tel:1 888 932-6666 fax: (514) 870-4385

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s Web site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970	For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA 05-01 BCE-4E

BCE Investor Relations

Sophie Argiriou
514-786-8145
sophie.argiriou@bell.ca
George Walker
514-870-2488
george.walker@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

($ millions, except per share amounts)	Q4 2004	Q4 2003	$ change	% change		Total 2004	Total 2003	$ change	% change

Operating revenues	4,989	4,818	171	3.5		19,193	18,737	456	2.4%
Operating expenses	(3,158)	(2,971)	(187)	(6.3%)		(11,629)	(11,327)	(302)	(2.7%)

EBITDA (2)	1,831	1,847	(16)	(0.9%)		7,564	7,410	154	2.1%
EBITDA margin(3)	36.7%	38.3%		(1.6)	pts	39.4%	39.5%		(0.1)	pts
Amortization expense	(803)	(775)	(28)	(3.6%)		(3,108)	(3,100)	(8)	(0.3%)
Net benefit plans cost	(67)	(46)	(21)	(45.7%)		(256)	(175)	(81)	(46.3%)
Restructuring and other items	(126)	(13)	(113)	n.m.		(1,224)	(14)	(1,210)	n.m.

Operating income	835	1,013	(178)	(17.6%)		2,976	4,121	(1,145)	(27.8%)
Other income	18	127	(109)	(85.8%)		411	175	236	n.m.
Interest expense	(247)	(266)	19	7.1%		(1,005)	(1,105)	100	9.0%

Pre-tax earnings from continuing operations	606	874	(268)	(30.7%)		2,382	3,191	(809)	(25.4%)
Income taxes	(199)	(331)	132	39.9%		(710)	(1,119)	409	36.6%
Non-controlling interest	(40)	(57)	17	29.8%		(174)	(201)	27	13.4%

Earnings from continuing operations	367	486	(119)	(24.5%)		1,498	1,871	(373)	(19.9%)
Discontinued operations	(2)	(86)	84	97.7%		26	(56)	82	n.m.

Net earnings before extraordinary gain	365	400	(35)	(8.8%)		1,524	1,815	(291)	(16.0%)
Extraordinary gain	69	-	69	n.m.		69	-	69	n.m.

Net earnings	434	400	34	8.5%		1,593	1,815	(222)	(12.2%)
Dividends on preferred shares	(17)	(14)	(3)	(21.4%)		(70)	(64)	(6)	(9.4%)
Premium on redemption of preferred shares	-	-	-	n.m.		-	(7)	7	n.m.

Net earnings applicable to common shares	417	386	31	8.0%		1,523	1,744	(221)	(12.7%)

Net earnings per common share - basic
Continuing operations	$0.38	$0.50	$(0.12)	(24.0%)		$1.55	$1.96	$(0.41)	(20.9%)
Discontinued operations	$-	$(0.09)	$0.09	n.m.		$0.03	$(0.06)	$0.09	n.m.
Extraordinary gain	$0.07	$-	$0.07	n.m.		$0.07	$-	$0.07	n.m.
Net earnings	$0.45	$0.41	$0.04	9.8%		$1.65	$1.90	$(0.25)	(13.2%)
Net earnings per common share - diluted
Continuing operations	$0.38	$0.50	$(0.12)	(24.0%)		$1.55	$1.95	$(0.40)	(20.5%)
Discontinued operations	$-	$(0.09)	$0.09	n.m.		$0.03	$(0.06)	$0.09	n.m.
Extraordinary gain	$0.07	$-	$0.07	n.m.		$0.07	$-	$0.07	n.m.
Net earnings	$0.45	$0.41	$0.04	9.8%		$1.65	$1.89	$(0.24)	(12.7%)
Dividends per common share	$0.30	$0.30	$-	0.0%		$1.20	$1.20	$-	0.0%
Average number of common shares outstanding - basic (millions)	925.3	923.4				924.6	920.3

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	64	84				389	84
Discontinued operations	(2)	(94)				34	(86)
Restructuring and other items	(62)	(9)				(772)	(3)

Total	-	(19)				(349)	(5)
Impact on net earnings per share	$-	$(0.01)				$(0.37)	$-

n.m. : not meaningful

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 2

BCE Consolidated(1)
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts)	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Operating revenues	19,193	4,989	4,781	4,782	4,641	18,737	4,818	4,627	4,673	4,619
Operating expenses	(11,629)	(3,158)	(2,845)	(2,829)	(2,797)	(11,327)	(2,971)	(2,732)	(2,778)	(2,846)

EBITDA (2)	7,564	1,831	1,936	1,953	1,844	7,410	1,847	1,895	1,895	1,773
EBITDA margin(3)	39.4%	36.7%	40.5%	40.8%	39.7%	39.5%	38.3%	41.0%	40.6%	38.4%
Amortization expense	(3,108)	(803)	(769)	(769)	(767)	(3,100)	(775)	(801)	(774)	(750)
Net benefit plans cost	(256)	(67)	(61)	(65)	(63)	(175)	(46)	(44)	(43)	(42)
Restructuring and other items	(1,224)	(126)	(1,081)	(14)	(3)	(14)	(13)	(1)	-	-

Operating income	2,976	835	25	1,105	1,011	4,121	1,013	1,049	1,078	981
Other income	411	18	333	24	36	175	127	1	2	45
Interest expense	(1,005)	(247)	(253)	(253)	(252)	(1,105)	(266)	(270)	(289)	(280)

Pre-tax earnings from continuing operations	2,382	606	105	876	795	3,191	874	780	791	746
Income taxes	(710)	(199)	44	(293)	(262)	(1,119)	(331)	(282)	(268)	(238)
Non-controlling interest	(174)	(40)	(47)	(39)	(48)	(201)	(57)	(45)	(57)	(42)

Earnings from continuing operations	1,498	367	102	544	485	1,871	486	453	466	466
Discontinued operations	26	(2)	(2)	27	3	(56)	(86)	11	12	7

Net earnings before extraordinary gain	1,524	365	100	571	488	1,815	400	464	478	473
Extraordinary gain	69	69	-	-	-	-	-	-	-	-

Net earnings	1,593	434	100	571	488	1,815	400	464	478	473
Dividends on preferred shares	(70)	(17)	(18)	(17)	(18)	(64)	(14)	(18)	(17)	(15)
Premium on redemption of preferred shares	-	-	-	-	-	(7)	-	-	-	(7)

Net earnings applicable to common shares	1,523	417	82	554	470	1,744	386	446	461	451

Net earnings per common share - basic
Continuing operations	$1.55	$0.38	$0.09	$0.57	$0.51	$1.96	$0.50	$0.48	$0.49	$0.49
Discontinued operations	$0.03	$-	$-	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Extraordinary gain	$0.07	$0.07	$-	$-	$-	$-	$-	$-	$-	$-
Net earnings	$1.65	$0.45	$0.09	$0.60	$0.51	$1.90	$0.41	$0.49	$0.50	$0.50
Net earnings per common share - diluted
Continuing operations	$1.55	$0.38	$0.09	$0.57	$0.51	$1.95	$0.50	$0.47	$0.49	$0.49
Discontinued operations	$0.03	$-	$-	$0.03	$-	$(0.06)	$(0.09)	$0.01	$0.01	$0.01
Extraordinary gain	$0.07	$0.07	$-	$-	$-	$-	$-	$-	$-	$-
Net earnings	$1.65	$0.45	$0.09	$0.60	$0.51	$1.89	$0.41	$0.48	$0.50	$0.50
Dividends per common share	$1.20	$0.30	$0.30	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	924.6	925.3	924.6	924.3	924.1	920.3	923.4	921.5	919.3	917.1

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	389	64	325	-	-	84	84	-	-	-
Discontinued operations	34	(2)	(2)	31	7	(86)	(94)	8	-	-
Restructuring and other items	(772)	(62)	(725)	16	(1)	(3)	(9)	6	-	-

Total	(349)	-	(402)	47	6	(5)	(19)	14	-	-
Impact on net earnings per share	$(0.37)	$-	$(0.43)	$0.05	$0.01	$-	$(0.01)	$0.01	$-	$-

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 3

BCE Consolidated (1)
Segmented Data

($ millions, except where otherwise indicated)	Q4 2004	Q4 2003	$ change	% change	Total 2004	Total 2003	$ change	% change

Revenues
Consumer	1,911	1,868	43	2.3%	7,502	7,203	299	4.2%
Business	1,535	1,516	19	1.3%	5,851	5,827	24	0.4%
Aliant	506	527	(21)	(4.0%)	2,033	2,059	(26)	(1.3%)
Other Bell Canada	511	468	43	9.2%	1,939	2,015	(76)	(3.8%)
Inter-segment eliminations	(160)	(133)	(27)	(20.3%)	(538)	(490)	(48)	(9.8%)

Total Bell Canada	4,303	4,246	57	1.3%	16,787	16,614	173	1.0%
Other BCE
Bell Globemedia	405	375	30	8.0%	1,420	1,363	57	4.2%
Advertising	306	283	23	8.1%	1,041	978	63	6.4%
Subscriber	77	69	8	11.6%	298	291	7	2.4%
Production and Sundry	22	23	(1)	(4.3%)	81	94	(13)	(13.8%)
Telesat	102	99	3	3.0%	362	345	17	4.9%
CGI	274	208	66	31.7%	1,019	838	181	21.6%
Other	19	15	4	26.7%	60	51	9	17.6%

Total Other BCE	800	697	103	14.8%	2,861	2,597	264	10.2%
Inter-segment eliminations	(114)	(125)	11	8.8%	(455)	(474)	19	4.0%

Total revenues	4,989	4,818	171	3.5%	19,193	18,737	456	2.4%

Operating Income
Consumer	464	471	(7)	(1.5%)	2,119	2,019	100	5.0%
Business	183	199	(16)	(8.0%)	896	781	115	14.7%
Aliant	23	108	(85)	(78.7%)	268	415	(147)	(35.4%)
Other Bell Canada	61	152	(91)	(59.9%)	(588)	621	(1,209)	n.m.

Total Bell Canada	731	930	(199)	(21.4%)	2,695	3,836	(1,141)	(29.7%)
Other BCE
Bell Globemedia	103	66	37	56.1%	240	167	73	43.7%
Telesat	37	33	4	12.1%	141	124	17	13.7%
CGI	24	22	2	9.1%	94	91	3	3.3%
Other	(60)	(38)	(22)	(57.9%)	(194)	(97)	(97)	n.m.

Total Other BCE	104	83	21	25.3%	281	285	(4)	(1.4%)

Total Operating Income	835	(1,013)	(178)	(17.6%)	2,976	4,121	(1,145)	(27.8%)

Capital expenditures(4)
Consumer	459	485	26	5.4%	1,481	1,287	(194)	(15.1%)
Business	289	286	(3)	(1.0%)	898	936	38	4.1%
Aliant	114	97	(17)	(17.5%)	295	333	38	11.4%
Other Bell Canada	123	123	-	0.0%	352	336	(16)	(4.8%)

Total Bell Canada	985	991	6	0.6%	3,026	2,892	(134)	(4.6%)
Other BCE
Telesat	40	43	3	7.0%	257	159	(98)	(61.6%)
Other	21	45	24	53.3%	81	116	35	30.2%

Total capital expenditures	1,046	1,079	33	3.1%	3,364	3,167	(197)	(6.2%)

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 4

     BCE Consolidated(1)
Segmented Data - Historical Trend

($ millions, except where otherwise indicated)	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Consumer	7,502	1,911	1,908	1,858	1,825	7,203	1,868	1,838	1,768	1,729
Business	5,851	1,535	1,440	1,441	1,435	5,827	1,516	1,440	1,452	1,419
Aliant	2,033	506	497	526	504	2,059	527	514	517	501
Other Bell Canada	1,939	511	486	468	474	2,015	468	478	517	552
Inter-segment eliminations	(538)	(160)	(125)	(121)	(132)	(490)	(133)	(115)	(124)	(118)

Total Bell Canada	16,787	4,303	4,206	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Other BCE
Bell Globemedia	1,420	405	302	371	342	1,363	375	296	357	335
Advertising	1,041	306	209	277	249	978	283	201	259	235
Subscriber	298	77	73	74	74	291	69	73	75	74
Production and Sundry	81	22	20	20	19	94	23	22	23	26
Telesat	362	102	91	85	84	345	99	84	83	79
CGI	1,019	274	277	251	217	838	208	203	211	216
Other	60	19	12	18	11	51	15	13	13	10

Total Other BCE	2,861	800	682	725	654	2,597	697	596	664	640
Inter-segment eliminations	(455)	(114)	(107)	(115)	(119)	(474)	(125)	(124)	(121)	(104)

Total revenues	19,193	4,989	4,781	4,782	4,641	18,737	4,818	4,627	4,673	4,619

Operating Income
Consumer	2,119	464	569	560	526	2,019	471	552	503	493
Business	896	183	245	227	241	781	199	193	199	190
Aliant	268	23	71	92	82	415	108	104	122	81
Other Bell Canada	(588)	61	(898)	138	111	621	152	163	144	162

Total Bell Canada	2,695	731	(13)	1,017	960	3,836	930	1,012	968	926
Other BCE
Bell Globemedia	240	103	23	74	40	167	66	20	62	19
Telesat	141	37	39	34	31	124	33	28	31	32
CGI	94	24	24	25	21	91	22	23	24	22
Other	(194)	(60)	(48)	(45)	(41)	(97)	(38)	(34)	(7)	(18)

Total Other BCE	281	104	38	88	51	285	83	37	110	55

Total Operating Income	2,976	835	25	1,105	1,011	4,121	1,013	1,049	1,078	981

Capital Expenditures(4)
Consumer	1,481	459	406	354	262	1,287	485	307	287	208
Business	898	289	154	258	197	936	286	228	229	193
Aliant	295	114	51	45	85	333	97	92	73	71
Other Bell Canada	352	123	125	58	46	336	123	81	70	62

Total Bell Canada	3,026	985	736	715	590	2,892	991	708	659	534
Other BCE
Telesat	257	40	64	88	65	159	43	64	16	36
Other	81	21	11	23	26	116	45	19	31	21

Total capital expenditures	3,364	1,046	811	826	681	3,167	1,079	791	706	591

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 5

BCE Consolidated(1)
Consolidated Balance Sheet Data

($ millions, except where otherwise indicated)	December 31 2004	September 30 2004	June 30 2004	March 31 2004	December 31 2003

ASSETS
Current assets
Cash and cash equivalents	380	1,386	577	1,135	585
Accounts receivable	2,119	2,491	2,292	2,267	2,061
Other current assets	1,211	892	900	869	739
Current assets of discontinued operations	-	-	8	447	280

Total current assets	3,710	4,769	3,777	4,718	3,665
Capital assets	21,398	21,111	20,995	20,833	21,114
Other long-term assets	2,656	2,494	3,609	3,475	3,459
Indefinite-life intangible assets	2,916	2,910	2,910	2,910	2,910
Goodwill	8,413	8,368	7,987	7,803	7,761
Non-current assets of discontinued operations	50	50	50	310	511

Total assets	39,143	39,702	39,328	40,049	39,420

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,700	3,932	3,151	3,002	3,046
Interest payable	183	307	199	305	194
Dividends payable	297	298	298	295	294
Debt due within one year	1,276	1,516	1,030	1,156	1,519
Current liabilities of discontinued operations	-	-	-	214	285

Total current liabilities	5,456	6,053	4,678	4,972	5,338
Long-term debt	11,809	12,076	12,492	13,112	12,381
Other long-term liabilities	4,932	4,790	4,884	4,768	4,705
Non-current liabilities of discontinued operations	-	-	-	20	20

Total liabilities	22,197	22,919	22,054	22,872	22,444

Non-controlling interest	2,914	2,904	3,203	3,385	3,403

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,670	1,670	1,670

Common shareholders' equity
Common shares	16,781	16,765	16,757	16,753	16,749
Contributed surplus	1,061	1,052	1,043	1,045	1,037
Deficit	(5,424)	(5,563)	(5,368)	(5,645)	(5,837)
Currency translation adjustment	(56)	(45)	(31)	(31)	(46)

Total common shareholders' equity	12,362	12,209	12,401	12,122	11,903

Total shareholders' equity	14,032	13,879	14,071	13,792	13,573

Total liabilities and shareholders' equity	39,143	39,702	39,328	40,049	39,420

Number of common shares outstanding	925.9	924.9	924.5	924.2	924.0

Key ratios

Net debt : Total Capitalization	42.8%	42.1%	42.8%	43.3%	44.0%
Net debt : Trailing 12 month EBITDA	1.68	1.61	1.72	1.76	1.80
EBITDA : Interest (trailing 12 month)	7.53	7.40	7.24	6.95	6.71

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 6

BCE Consolidated
Consolidated Cash Flow Data

($ millions, except where otherwise indicated)	Q4 2004	Q4 2003	$ change	Total 2004	Total 2003	$ change

Cash flows from operating activities
Earnings from continuing operations	367	486	(119)	1,498	1,871	(373)
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	803	775	28	3,108	3,100	8
Net benefit plans cost	67	46	21	256	175	81
Restructuring and other items	126	13	113	1,224	14	1,210
Net (gains) loss on investments	12	(76)	88	(319)	(76)	(243)
Future income taxes	62	207	(145)	(34)	418	(452)
Non-controlling interest	40	57	(17)	174	201	(27)
Contributions to employee pension plans	(24)	(87)	63	(112)	(160)	48
Other employee future benefit plan payments	(22)	(23)	1	(81)	(87)	6
Payments of restructuring and other items	(214)	(27)	(187)	(253)	(124)	(129)
Change in operating assets and liabilities	90	227	(137)	58	636	(578)

	1,307	1,598	(291)	5,519	5,968	(449)

Capital expenditures	(1,046)	(1,079)	33	(3,364)	(3,167)	(197)
Other investing activities	(9)	(7)	(2)	124	62	62
Cash dividends paid on preferred shares	(21)	(22)	1	(85)	(61)	(24)
Cash dividends paid by subsidiaries to non-controlling interest	(49)	(47)	(2)	(188)	(184)	(4)

Free Cash Flow from operations, before common dividends(2)	182	443	(261)	2,006	2,618	(612)
Cash dividends paid on common shares	(277)	(259)	(18)	(1,108)	(1,029)	(79)

Free Cash Flow from operations, after common dividends(2)	(95)	184	(279)	898	1,589	(691)
Business acquisitions	(347)	(42)	(305)	(1,299)	(115)	(1,184)
Business dispositions	-	-	-	20	55	(35)
Change in investments accounted for under the cost and equity methods	(38)	156	(194)	655	163	492

Free Cash Flow after investments and divestitures	(480)	298	(778)	274	1,692	(1,418)

Other financing activities
Increase (decrease) in notes payable and bank advances	7	(53)	60	130	(295)	425
Issue of long-term debt	111	105	6	1,521	1,986	(465)
Repayment of long-term debt	(641)	(1,532)	891	(2,391)	(3,472)	1,081
Issue of common shares	16	5	11	32	19	13
Issue of preferred shares	-	-	-	-	510	(510)
Redemption of preferred shares	-	-	-	-	(357)	357
Issue of equity securities by subsidiaries to non-controlling interest	1	19	(18)	8	132	(124)
Redemption of equity securities by subsidiaries from non-controlling interest	-	(34)	34	(58)	(108)	50
Other financing activities	(17)	(41)	24	(51)	(46)	(5)

	(523)	(1,531)	1,008	(809)	(1,631)	822

Cash provided by (used in) continuing operations	(1,003)	(1,233)	230	(535)	61	(596)
Cash provided by (used in) discontinued operations	(3)	338	(341)	193	355	(162)

Net increase (decrease) in cash and cash equivalents	(1,006)	(895)	(111)	(342)	416	(758)
Cash and cash equivalents at beginning of period	1,386	1,617	(231)	722	306	416

Cash and cash equivalents at end of period	380	722	(342)	380	722	(342)

Consists of:
Cash and cash equivalents of continuing operations	380	585	(205)	380	585	(205)
Cash and cash equivalents of discontinued operations	-	137	(137)	-	137	(137)

Total	380	722	(342)	380	722	(342)

Other information

Capital expenditures as a percentage of revenues	21.0%	22.4%	1.4 pts	17.5%	16.9%	(0.6) pts
Cash flow per share(5)	$0.28	$0.56	$(0.28)	$2.33	$3.04	$(0.71)
Annualized cash flow yield(6)	2.7%	6.8%	(0.0) pts	7.5%	9.8%	(0.0) pts
Common dividend payout	66.4%	67.1%	(0.7) pts	72.8%	59.0%	13.8 pts

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Cash flows from operating activities
Earnings from continuing operations	1,498	367	102	544	485	1,871	486	453	466	466
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,100	803	769	769	767	3,100	775	801	774	750
Net benefit plans cost	256	67	61	65	63	175	46	44	43	42
Restructuring and other items	1,224	126	1,081	14	3	14	13	1	-	-
Net (gains) loss on investments	(319)	12	(325)	(1)	(5)	(76)	(76)	-	-	-
Future income taxes	(34)	62	(183)	33	54	418	207	134	99	(22)
Non-controlling interest	174	40	47	39	48	201	57	45	57	42
Contributions to employee pension plans	(112)	(24)	(32)	(27)	(29)	(160)	(87)	(46)	(21)	(6)
Other employee future benefit plan payments	(81)	(22)	(13)	(22)	(24)	(87)	(23)	(22)	(21)	(21)
Payments of restructuring and other items	(253)	(214)	(12)	(8)	(19)	(124)	(27)	(23)	(20)	(54)
Change in operating assets and liabilities	58	90	333	(282)	(83)	636	227	431	10	(32)

	5,519	1,307	1,828	1,124	1,260	5,968	1,598	1,818	1,387	1,165

Capital expenditures	(3,364)	(1,046)	(811)	(826)	(681)	(3,167)	(1,079)	(791)	(706)	(591)
Other investing activities	124	(9)	(2)	116	19	62	(7)	155	(44)	(42)
Cash dividends paid on preferred shares	(85)	(21)	(21)	(21)	(22)	(61)	(22)	(14)	(14)	(11)
Cash dividends paid by subsidiaries to non-controlling interest	(188)	(49)	(44)	(52)	(43)	(184)	(47)	(38)	(55)	(44)

Free Cash Flow from operations, before common dividends(2)	2,006	182	950	341	533	2,618	443	1,130	568	477
Cash dividends paid on common shares	(1,108)	(277)	(277)	(277)	(277)	(1,029)	(259)	(259)	(254)	(257)

Free Cash Flow from operations, after common dividends(2)	898	(95)	673	64	256	1,589	184	871	314	220
Business acquisitions	(1,299)	(347)	(646)	(247)	(59)	(115)	(42)	(3)	(7)	(63)
Business dispositions	20	-	4	-	16	55	-	55	-	-
Change in investments accounted for under the cost and equity methods	655	(38)	695	(8)	6	163	156	1	(1)	7

Free Cash Flow after investments and divestitures	274	(480)	726	(191)	219	1,692	298	924	306	164

Other financing activities
Increase (decrease) in notes payable and bank advances	130	7	173	(69)	19	(295)	(53)	(73)	(55)	(114)
Issue of long-term debt	1,521	111	10	74	1,326	1,986	105	17	72	1,792
Repayment of long-term debt	(2,391)	(641)	(98)	(718)	(934)	(3,472)	(1,532)	(123)	(1,457)	(360)
Issue of common shares	32	16	8	4	4	19	5	5	4	5
Issue of preferred shares	-	-	-	-	-	510	-	-	-	510
Redemption of preferred shares	-	-	-	-	-	(357)	-	-	-	(357)
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	8	1	-	-	7	132	19	24	16	73
Redemption of equity securities by subsidiaries from non-controlling interest	(58)	-	(4)	(12)	(42)	(108)	(34)	(39)	(16)	(19)
Other financing activities	(51)	(17)	(18)	32	(48)	(46)	(41)	56	(59)	(2)

	(809)	(523)	71	(689)	332	(1,631)	(1,531)	(133)	(1,495)	1,528

Cash provided by (used in) continuing operations	(535)	(1,003)	797	(880)	551	61	(1,233)	791	(1,189)	1,692
Cash provided by (used in) discontinued operations	193	(3)	12	(54)	238	355	338	30	(3)	(10)

Net increase (decrease) in cash and cash equivalents	(342)	(1,006)	809	(934)	789	416	(895)	821	(1,192)	1,682
Cash and cash equivalents at beginning of period	722	1,386	577	1,511	722	306	1,617	796	1,988	306

Cash and cash equivalents at end of period	380	380	1,386	577	1,511	722	722	1,617	796	1,988

Consists of:
Cash and cash equivalents of continuing operations	380	380	1,386	577	1,135	585	585	1,476	684	1,855
Cash and cash equivalents of discontinued operations	-	-	-	-	376	137	137	141	112	133

Total	380	380	1,386	577	1,511	722	722	1,617	796	1,988

Other information

Capital expenditures as a percentage of revenues	17.5%	21.0%	17.0%	17.3%	14.7%	16.9%	22.4%	17.1%	15.1%	12.8%
Cash flow per share(5)	$2.33	$0.28	$1.10	$0.32	$0.63	$3.04	$0.56	$1.11	$0.74	$0.63
Annualized cash flow yield(6)	7.5%	2.7%	15.1%	5.5%	8.4%	9.8%	6.8%	16.8%	8.0%	7.6%
Common dividend payout	72.8%	66.4%	337.8%	50.0%	58.9%	59.0%	67.1%	58.1%	55.1%	57.0%

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At December 31, 2004 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter-company eliminations	Total Bell Canada	BCE Inc. Corporate

Bank indebtedness / (cash and cash equivalents)	106	(138)	(32)	-	(32)	(99)
Long-term debt	8,422	744	9,166	(387)	8,779	2,000
Debt due within one year	1,189	163	1,352	(77)	1,275	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment (7)	-	-	-	-	113	-

Net debt	9,219	769	9,988	34	10,135	1,901
Preferred shares - Bell Canada (8)	1,100	-	1,100	-	1,100	-
Preferred shares - Aliant (8)	-	172	172	-	172	-
Perpetual Preferred shares - BCE	-	-	-	-	-	1,670
Nortel common shares at market	-	-	-	-	-	(59)

Net debt and preferreds	10,319	941	11,260	34	11,407	3,512

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended December 31, 2004 ($ millions, except where otherwise indicated)	% owned by BCE	Propor- tionate net debt and preferreds		TOTAL EBITDA					PROPORTIONATE EBITDA
				Q4 04	Q3 04	Q2 04	Q1 04	Trailing	Q4 04	Q3 04	Q2 04	Q1 04	Trailing

Bell Canada (excluding Aliant)	100%	10,466	*	1,469	1,669	1,612	1,549	6,299	1,469	1,669	1,612	1,549	6,299
Aliant	53.2%	501		210	187	209	206	812	112	99	112	110	433

Total Bell Canada Consolidated		10,967		1,679	1,856	1,821	1,755	7,111	1,581	1,768	1,724	1,659	6,732
Other BCE
Bell Globemedia	68.5%	321		124	43	93	56	316	73	22	54	34	183
Telesat	100%	178		60	60	54	54	228	60	60	54	54	228
CGI	28.9%	62		40	38	37	31	146	40	38	37	31	146
Corporate and other	100%	3,525		(47)	(35)	(31)	(32)	(145)	(47)	(35)	(31)	(32)	(145)

Total Other BCE	100%	4,086		177	106	153	109	545	126	85	114	87	412
Inter-segment eliminations				(25)	(26)	(21)	(20)	(92)	(25)	(26)	(21)	(20)	(92)

Total		15,053		1,831	1,936	1,953	1,844	7,564	1,682	1,827	1,817	1,726	7,052

* Calculated the following way: Bell Canada (excl. Aliant) net debt and preferred of $10,319 million plus $34 million of inter-company eliminations plus $113 million PPA fair value increment.

BCE inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 9

Bell Canada Consolidated(1)
Operational Data

($ millions, except where otherwise indicated)	Q4 2004	Q4 2003	$ change	% change		Total 2004	Total 2003	$ change	% change

Revenues
Local and access	1,397	1,401	(4)	(0.3%)		5,572	5,601	(29)	(0.5%)
Long distance	560	602	(42)	(7.0%)		2,327	2,544	(217)	(8.5%)
Wireless	742	658	84	12.8%		2,818	2,461	357	14.5%
Data	963	955	8	0.8%		3,640	3,717	(77)	(2.1%)
Video	219	200	19	9.5%		850	759	91	12.0%
Terminal sales and other	422	430	(8)	(1.9%)		1,580	1,532	48	3.1%

Total operating revenues	4,303	4,246	57	1.3%		16,787	16,614	173	1.0%
Operating expenses	(2,624)	(2,515)	(109)	(4.3%)		(9,676)	(9,613)	(63)	(0.7%	%)

EBITDA	1,679	1,731	(52)	(3.0%)		7,111	7,001	110	1.6%

EBITDA margin (%)	39.0%	40.8%		(1.8) pts		42.4%	42.1%		0.3 pts

Amortization expense	(763)	(742)	(21)	(2.8%)		(2,962)	(2,970)	8	0.3%
Net benefit plans cost	(62)	(46)	(16)	(34.8%)		(235)	(181)	(54)	(29.8%)
Restructuring and other items	(123)	(13)	(110)	n.m.		(1,219)	(14)	(1,205)	n.m.

Operating income	731	930	(199)	(21.4.	%)	2,695	3,836	(1,141)	(29.7%)
Other income	20	135	(115)	(85.2%)		183	217	(34)	(15.7%)
Interest expense	(212)	(231)	19	8.2%		(863)	(945)	82	8.7%

Pre-tax earnings from continuing operations	539	834	(295)	(35.4%)		2,015	3,108	(1,093)	(35.2%)
Income taxes	(140)	(209)	69	33.0%		(506)	(787)	281	35.7%
Non-controlling interest	8	1	7	n.m.		9	(53)	62	n.m.

Earnings from continuing operations	407	626	(219)	(35.0%)		1,518	2,268	(750)	(33.1%)
Discontinued operations	-	53	(53)	n.m.		-	59	(59)	n.m.

Net earnings before extraordinary gain	407	679	(272)	(40.1)		1,518	2,327	(809)	(34.8%)
Extraordinary gain	69	-	69	n.m.		69	-	69	n.m.

Net earnings	476	679	(203)	(29.9%)		1,587	2,327	(740)	(31.8%)
Dividends on preferred shares	(11)	(9)	(2)	(22.2%)		(60)	(58)	(2)	(3.4.	%)
Interest on equity-settled notes	-	-	-	n.m.		-	(25)	25	n.m..

Net earnings applicable to common shares	465	670	(205)	(30.6%)		1,527	2,244	(717)	(32.0%)

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	1,293	1,547	(254)	(16.4%)		5,333	5,366	(33)	(0.6%)
Capital expenditures	(985)	(991)	6	0.6%		(3,026)	(2,892)	(134)	(4.6%)
Dividends and distributions	(351)	(523)	172	32.9%		(1,736)	(2,081)	345	16.6%
Interest on equity-settled notes	-	-	-	n.m.		-	(47)	47	n.m.
Other investing items	(8)	3	(11)	n.m.		(15)	47	(62)	n.m.

Total	(51)	36	(87)	n.m.		556	393	163	(41.5%)

Capital expenditures as a percentage of revenues (%)	22.9%	23.3%		0.4	pts	18.0%	17.4%	-	(0.6)	pts

Balance Sheet Information	Dec. 31	Dec. 31
	2004	2003

Capital Structure Net Debt
Long-term debt	9,166	10,024
Debt due within one year	1,352	1,165
Less: Cash and cash equivalents	(32)	(398)

Total Net Debt	10,486	10,791
Non-controlling interest	1,235	1,627
Total shareholders' equity	9,678	9,520

Total Capitalization	21,399	21,938

Net Debt: Total Capitalization	49.0%	49.2%
Net Debt: Trailing 12 month EBITDA	1.47	1.54
EBITDA : Interest (trailing 12 month)	8.24	7.41

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 10

Bell Canada Consolidated(1)
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Local and access	5,572	1,397	1,395	1,401	1,379	5,601	1,401	1,410	1,404	1,386
Long distance	2,327	560	589	572	606	2,544	602	641	615	686
Wireless	2,818	742	727	698	651	2,461	658	645	607	551
Data	3,640	963	915	870	892	3,717	955	906	936	920
Video	850	219	213	211	207	759	200	192	190	177
Terminal sales and other	1,580	422	367	420	371	1,532	430	361	378	363

Total operating revenues	16,787	4,303	4,206	4,172	4,106	16,614	4,246	4,155	4,130	4,083
Operating expenses	(9,676)	(2,624)	(2,350)	(2,351)	(2,351)	(9,613)	(2,515)	(2,338)	(2,370)	(2,390)

EBITDA	7,111	1,679	1,856	1,821	1,755	7,001	1,731	1,817	1,760	1,693

EBITDA margin (%)	42.4%	39.0%	44.1%	43.6%	42.7%	42.1%	40.8%	43.7%	42.6%	41.5%

Amortization expense	(2,962)	(763)	(734)	(733)	(732)	(2,970)	(742)	(758)	(747)	(723)
Net benefit plans cost	(235)	(62)	(55)	(58)	(60)	(181)	(46)	(46)	(45)	(44)
Restructuring and other items	(1,219)	(123)	(1,080)	(13)	(3)	(14)	(13)	(1)	-	-

Operating income (loss)	2,695	731	(13)	1,017	960	3,836	930	1,012	968	926
Other income	183	20	114	19	30	217	135	3	35	44
Interest expense	(863)	(212)	(215)	(216)	(220)	(945)	(231)	(239)	(232)	(243)

Pre-tax earnings (loss) from continuing operations	2,015	539	(114)	820	770	3,108	834	776	771	727
Income taxes	(506)	(140)	75	(245)	(196)	(787)	(209)	(196)	(199)	(183)
Non-controlling interest	9	8	2	9	(10)	(53)	1	(13)	(22)	(19)

Earnings (loss) from continuing operations	1,518	407	(37)	584	564	2,268	626	567	550	525
Discontinued operations	-	-	-	-	-	59	53	-	5	1

Net earnings (loss) before extraordinary gain	1,518	407	(37)	584	564	2,327	679	567	555	526
Extraordinary Gain	69	69

Net earnings (loss)	1,587	476		584	564	2,327	679	567	555	526
Dividends on preferred shares	(60)	(11)	(16)	(17)	(16)	(58)	(9)	(17)	(16)	(16)
Interest on equity-settled notes	-	-	-	-	-	(25)	-	-	(10)	(15)

Net earnings (loss) applicable to common shares	1,527	465	(53)	567	548	2,244	670	550	529	495

Other information

Cash flow information

Free Cash Flow (FCF)
Cash from operating activities	5,333	1,293	1,756	1,089	1,195	5,366	1,547	1,728	1,229	862
Capital expenditures	(3,026)	(985)	(736)	(715)	(590)	(2,892)	(991)	(708)	(659)	(534)
Dividends and distributions	(1,736)	(351)	(445)	(437)	(503)	(2,081)	(523)	(465)	(704)	(389)
Interest on equity-settled notes	-	-	-	-	-	(47)	-	-	(24)	(23)
Other investing items	(15)	(8)	1	(1)	(7)	47	3	52	(5)	(3)

Total	556	(51)	576	(64)	95	393	36	607	(163)	(87)

Capital expenditures as a percentage of revenues (%)	18.0%	22.9%	17.5%	17.1%	14.4%	17.4%	23.3%	17.0%	16.0%	13.1%

Balance Sheet Information		Dec. 31	Sep. 30	June 30	March 31	Dec. 31
Capital Structure		2004	2004	2004	2004	2003

Net Debt
Long-term debt		9,166	9,362	9,674	10,331	10,024
Debt due within one year		1,352	1,658	1,269	1,111	1,165
Less: Cash and cash equivalents		(32)	(499)	(422)	(1,112)	(398)

Total Net Debt		10,486	10,521	10,521	10,330	10,791
Non-controlling interest		1,235	1,230	1,559	1,608	1,627
Total shareholders' equity		9,678	9,150	9,851	9,682	9,520

Total Capitalization		21,399	20,901	21,931	21,620	21,938

Net Debt: Total Capitalization		49.0%	50.3%	48.0%	47.8%	49.2%
Net Debt : Trailing 12 month EBITDA		1.47	1.47	1.48	1.46	1.54
EBITDA : Interest (trailing 12 month)		8.24	8.12	7.86	7.66	7.41

BCE Inc.    Supplementary Financial Information - Fourth Quarter 2004    Page 11

Bell Canada Consolidated(1)
Statistical Data

	Q4 2004	Q4 2003	% change		Total 2004	Total 2003	% change

Wireline

Local
Network access services (k)
Residential					3,392	8,511	(1.4%)
Business					4,513	4,540	(0.6%)

Total					12,905	13,051	(1.1%)

SmartTouch feature revenues ($M)	233	240	(2.9%)		939	955	(1.7%)

Long Distance (LD)
Conversation minutes (M)	4,559	4,685	(2.7%)		18,070	19,132	(5.6%)
Average revenue per minute ($)	0.109	0.122	(10.7%)		0.117	0.124	(5.6%)

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)					4,335	3,867	12.1%

Internet subscribers (10) (k)
DSL High Speed Internet net activations (k) (11)	91	86	5.8%		350	358	(2.2%)
DSL High Speed Internet subscribers (k) (11)					1,808	1,458	24.0%
Dial-up Internet subscribers (k)					743	869	(14.5%)

					2,551	2,327	9.6%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	88	33	n.m.		142	101	(40.6%)
Post-paid	129	156	(17.3%)		371	413	(10.2%)

	217	189	14.8%		513	514	(0.2%)

Cellular & PCS subscribers (k)
Pre-paid					1,201	1,059	13.4%
Post-paid					3,724	3,353	11.1%

					4,925	4,412	11.6%

Average revenue per unit (ARPU) ($/month)	50	50	0.0%		49	48	2.1%
Pre-paid	13	12	8.3%		12	12	0.0%
Post-paid	61	62	(1.6	% )	61	60	1.7%

Churn (%) (average per month)	1.4%	1.4%	0.0	pts	1.3%	1.4%	0.1	pts
Pre-paid	1.9%	1.8%	(0.1)	pts	1.9%	1.9%	0.0	pts
Post-paid	1.2%	1.2%	0.0	pts	1.1%	1.3%	0.2	pts

Usage per subscriber (min/month)	n/a	240	n/a		n/a	228	n/a
Cost of acquisition (COA) (12) ($/sub)	402	445	9.7%		411	426	3.5%
Wireless EBITDA ($ millions)	274	229	19.7%		1,187	918	29.3%
Wireless EBITDA margin (13)	36.2%	34.0%	2.2	pts	41.5%	36.3%	5.2	pts
Wireless capital expenditures ($ millions)	125	169	26.0%		362	408	11.3%

Paging subscribers (k)					427	524	(18.5%)
Paging average revenue per unit ($/month)	9	10	(10.0%)		10	10	0.0%

Video (DTH and VDSL)

Total subscribers (k)					1,503	1,387	8.4%
Net subscriber activations (k)	43	35	22.9%		116	83	39.8%
ARPU ($/month)	49	48	2.1%		49	46	6.5%
COA ($/sub)	537	581	7.6%		571	532	(7.3%)
Video EBITDA ($ millions)	(4)	(21)	81.0		(19)	(45)	57.8%
Churn (%) (average per month)	0.8%	1.0%	0.2	pts	1.0%	1.1%	0.1	pts

BCE Inc    Supplementary Financial Information - Fourth Quarter 2004    Page 12

Bell Canada Consolidated(1)
Statistical Data — Historical Trend

	Total 2004	Q4 04	Q3 04	Q2 04	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Wireline

Local

Network access services (k)
Residential		8,392	8,427	8,390	8,476		8,511	8,539	8,504	8,566
Business		4,513	4,535	4,548	4,541		4,540	4,549	4,564	4,577

Total		12,905	12,962	12,938	13,017		13,051	13,088	13,068	13,143

SmartTouch feature revenues ($M)	939	233	234	235	237	955	240	239	239	237

Long Distance (LD)
Conversation minutes (M)	18,070	4,559	4,435	4,498	4,578	19,132	4,685	4,664	4,911	4,872
Average revenue per minute ($)	0.117	0.109	0.120	0.118	0.120	0.124	0.122	0.128	0.120	0.124

Data

Equivalent access lines (9) (k) - Ontario and Quebec
Digital equivalent access lines (k)		4,335	4,197	4,083	3,983		3,867	3,771	3,708	3,704

Internet subscribers (10) (k)
DSL High Speed Internet net activations (k) (11)	350	91	84	65	110	358	86	101	79	92

DSL High Speed Internet subscribers (k) (11)		1,808	1,717	1,633	1,568		1,458	1,372	1,271	1,192
Dial-up Internet subscribers (k)		743	775	807	836		869	892	911	940

		2,551	2,492	2,440	2,404		2,327	2,264	2,182	2,132

Wireless

Cellular & PCS Net activations (k)
Pre-paid	142	88	14	17	23	101	33	23	27	18
Post-paid	371	129	95	78	69	413	156	101	104	52

	513	217	109	95	92	514	189	124	131	70

Cellular & PCS subscribers (k)
Pre-paid		1,201	1,113	1,099	1,082		1,059	1,026	1,003	976
Post-paid		3,724	3,595	3,500	3,422		3,353	3,197	3,096	2,992

		4,925	4,708	4,599	4,504		4,412	4,223	4,099	3,968

Average revenue per unit (ARPU) ($/month)	49	50	50	50	47	48	50	50	48	45
Pre-paid	12	13	12	11	11	12	12	13	12	11
Post-paid	61	61	63	62	59	60	62	62	60	56

Churn (%) (average per month)	1.3%	1.4%	1.2%	1.3%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%
Pre-paid	1.9%	1.9%	1.9%	1.9%	1.7%	1.9%	1.8%	1.8%	1.9%	1.9%
Post-paid	1.1%	1.2%	1.0%	1.1%	1.1%	1.3%	1.2%	1.3%	1.3%	1.3%

Usage per subscriber (min/month)	n/a	n/a	n/a	n/a	223	228	240	231	237	203
Cost of acquisition (COA) (12) ($/sub)	411	402	381	413	455	426	445	425	435	387
Wireless EBITDA ($ millions)	1,187	274	334	317	262	918	229	251	219	219
Wireless EBITDA margin (13)	41.5%	36.2%	45.4%	44.9%	39.6%	36.3%	34.0%	38.0%	35.3%	38.4%
Wireless capital expenditures ($ millions)	362	125	95	77	65	408	169	88	81	70

Paging subscribers (k)		427	449	469	493		524	549	581	606
Paging average revenue per unit ($/month)	10	9	10	10	10	10	10	10	10	10

Video (DTH and VDSL)

Total subscribers (k)		1,503	1,460	1,427	1,403		1,387	1,352	1,335	1,317
Net subscriber activations (k)	116	43	33	24	16	83	35	17	18	13
ARPU ($/month)	49	49	48	49	48	46	48	47	47	44
COA ($/sub)	571	537	548	570	661	532	581	507	533	493
Video EBITDA ($ millions)	(19)	(4)	(16)	-	1	(45)	(21)	(9)	(9)	(6)
Churn (%) (average per month)	1.0%	0.8%	1.1%	1.0%	0.9%	1.1%	1.0%	1.4%	1.1%	1.0%

BCE Inc.     Supplementary Financial Information - Fourth Quarter 2004    Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period's presentation.

(2)	Non-GAAP Financial Measures

EBITDA
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

FREE CASH FLOW
The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(3)	EBITDA margin is calculated as follows:

EBITDA
Operating revenues

(4)	Total Wireless capital expenditures are included in the Consumer segment.

(5)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

BCE Inc.    Supplementary Financial Information – Fourth Quarter 2004    Page 14

Accompanying Notes (continued)

(6)	Annualized cash flow yield is calculated as follows:

Free cash flow from operations before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

Note: to annualize, multiply the most recent quarter’s resultant by 4.

(7)
Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($11 million in Q4 2004) over the remaining terms of the related long-term debt.

(8)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(9)
Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(10)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(11)
As part of our billing improvement program, we identified 49,000 High Speed Internet subscriber accounts that were not cancelled when they became inactive. As a result, prior period subscribers have been restated.

(12)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(13)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc.    Supplementary Financial Information – Fourth Quarter 2004    Page 15

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: February 2, 2005